# ONE Matthews INTERNATIONAL

Unify, Grow, Innovate™

ANNUAL REPORT 2013

**Matthews International Corporation** is comprised of two business groups, **Memorialization** and **Brand Solutions**. Through internal growth and strategic acquisitions, the Company has expanded its presence around the world to over 20 countries.

ONE Matthews INTERNATIONAL



## Unify, Grow, Innovate™

Our vision is to be recognized as a global leader across the industries we serve by focusing on growth and innovation for our customers through the strength of our employees working together in a unified **One Matthews** culture.

## Corporate Office

Two NorthShore Center • Pittsburgh, Pennsylvania 15212-5851
Phone: (412) 442-8200 • Fax: (412) 442-8290
E-mail: investorrelations@matw.com
Company website: www.matw.com

## Annual Meeting

Thursday, February 20, 2014
The Renaissance Baltimore Harborplace Hotel
202 East Pratt Street • Baltimore, Maryland 21202

## Form 10-K

A copy of the Matthews International Corporation Annual Report to the Securities and Exchange Commission on Form 10-K is also available to shareholders on the Company's website.

## Transfer Agent, Registrar & Dividend Disbursement Agent

Questions regarding stock certificates, replacement of lost certificates, address changes, account consolidation, and lost or misplaced dividends should be addressed to:

Computershare Trust Company, N.A.
P.O. Box 30170 • College Station, Texas 77842-3170
Phone: (888) 294-8217
Internet: www.computershare.com/investor

## Inquiries

Matthews International Corporation welcomes and encourages questions and comments from its shareholders, potential investors, financial professionals, institutional investors and security analysts. Interested parties should contact Steven F. Nicola, Chief Financial Officer, Secretary and Treasurer, through the Company's website or by mail or telephone at the Company's Corporate Office.

## Company Profile

Matthews International Corporation, headquartered in Pittsburgh, Pennsylvania, is a designer, manufacturer and marketer principally of memorialization products and brand solutions. Memorialization products consist primarily of bronze and granite memorials and other memorialization products, caskets and cremation equipment for the cemetery and funeral home industries. Brand solutions include graphics imaging products and services, marking and fulfillment systems, and merchandising solutions. The Company's products and services include cast bronze and granite memorials and other memorialization products; caskets; cast and etched architectural products; cremation equipment and cremation-related products; mausoleums; brand management, printing plates and cylinders, pre-press services and imaging services for the primary packaging and corrugated industries; marking and coding equipment and consumables; industrial automation products and order fulfillment systems for identifying, tracking, picking and conveying various consumer and industrial products; and merchandising display systems and marketing and design services.

*Detailed financial information relating to business segments and to domestic and international operations is presented in Note 16 (Segment Information) to the Consolidated Financial Statements.*

## Financial Highlights

| *Dollar amounts in thousands, except share data* | **2013** | 2012 | 2011 |
|---|---|---|---|
| **Operating Results** | | | |
| Sales | **$985,357** | $900,317 | $898,821 |
| Operating profit | **95,792** | 93,577 | 118,516 |
| Income before income taxes | **81,436** | 83,921 | 112,016 |
| Net income attributable to Matthews shareholders | **54,888** | 55,843 | 72,372 |
| **Per Common Share** | | | |
| Diluted earnings per share | **$1.98** | $1.98 | $2.46 |
| Dividends | **.41** | .37 | .33 |
| **Financial Position** | | | |
| Total assets | **$1,214,927** | $1,128,042 | $1,097,455 |
| Long-term debt, noncurrent | **351,068** | 298,148 | 299,170 |
| Shareholders' equity | **552,930** | 480,434 | 468,093 |

# Message to our Shareholders

Fiscal 2013 was a very important year for our Company. We made significant strides from the challenges of the previous year and achieved growth within our targeted levels for fiscal 2013. More importantly, we initiated a transformation effort to strengthen the foundation and backbone of our organization and position Matthews for future growth.

Some of our significant financial achievements for fiscal 2013 included:

- The Company set a new record for consolidated sales at $985 million.
- We generated operating cash flow of $109 million, which was also a new annual record.
- In November 2013, Matthews raised its dividend again; the Company has increased its dividend to shareholders every year since becoming publicly-traded in 1994.
- We returned $33 million to shareholders in the form of cash dividends and share repurchases in fiscal 2013.
- Matthews acquired Wetzel AG, a European manufacturer of gravure printing cylinders, and Pyramid Controls, a U.S.-based provider of warehouse control systems.

We reported higher sales in each of our operating segments during fiscal 2013. The sales increase, on a consolidated level, was generated through a combination of organic growth and acquisitions. One of the key demographics for our Memorialization businesses, death rates, normalized in fiscal 2013 from the decline in the previous year. The impact on unit volumes, coupled with the benefit of our continuous improvement activities, produced higher results in the Funeral Home Products segment. Sales volumes for the Merchandising Solutions segment and U.S. cremation equipment were also higher, and the acquisitions of Wetzel and Pyramid were significant contributors to the sales improvements for Graphics Imaging and Marking and Fulfillment Systems, respectively.


Our Values:
• Demonstrate Integrity
• Cultivate Employees
• Be Our Best
• Innovate
• Live the Matthews Spirit

Looking forward, the economic climate, particularly in Europe, and the markets we serve remain challenging. However, our businesses continue to find opportunities for growth, recent acquisitions are contributing well, and we are beginning to see the benefit of our recent cost structure initiatives.

## Strategic Initiatives

In last year's letter, I shared with you the launch of our five principal Strategic Initiatives, which include:

- Building a unified ONE MATTHEWS Culture,
- Establishing robust People Systems to catalyze the talent within our organization,
- Enhancing Portfolio Acquisition and Management capabilities,
- Driving Growth and Innovation, and
- Building a High Value Organization by streamlining and automating lower value activities, to enable reinvestment in high payoff efforts.

While fiscal 2013 offered its share of challenging headwinds, I am delighted with the progress we have made in building the infrastructure for our next evolution as a 163-year-old, 5,800 strong, global enterprise. We are on a journey to transform ourselves from a collection of disparate companies with ownership as the main commonality, to a company with shared vision, values and culture. We started this journey with a clarified

## Our Vision: Unify, Grow, Innovate™

We will be recognized as a global leader across the industries we serve by focusing on growth and innovation for our customers through a unified **ONE MATTHEWS** culture.

vision and values, combining what have served us well over our history with what we view as necessary to a compelling future.

### Our Vision: Unify, Grow, Innovate™

We will be recognized as a global leader across the industries we serve by focusing on growth and innovation for our customers through a unified ONE MATTHEWS culture.

### Our Values

- Demonstrate Integrity
- Cultivate Employees
- Be Our Best
- Innovate
- Live the Matthews Spirit

Having clarified our vision and values, we undertook an assessment of our organization's current state by conducting our inaugural global culture survey across all 5,800 team members in 13 languages. This survey revealed we are already well on the way to embracing the unified culture of execution excellence that will fuel our continued evolution and growth.

This ONE MATTHEWS journey, launched in 2012, has already borne fruit. As part of our High Value Organization initiative, we implemented a program of strategic sourcing, returning millions to our businesses by leveraging our collective purchasing might. And we have completed the adoption of LEAN in our U.S. manufacturing operations, compressing order lead times, improving space utilization and reducing our need to ask team members to work extra hours. Our second phases of strategic sourcing and LEAN are now kicking off in Europe.

Within the Growth and Innovation area, we have built a game changing platform with eVantage, our e-commerce site. Cemetery products customers are giving the website great reviews. Within our Brand Solutions group we have broadened and strengthened our presence in Latin America, adding capabilities in Mexico and Brazil in response to strong demand from consumer products clients.

And these are just a few of the successes we've already enjoyed.

In the year ahead, we will be focusing on: collaborating, driving LEAN, streamlining processes especially in the back office, optimizing our global reach, and continuing to unify our ways of working, branding, and culture across all Matthews businesses.

### The Future

I see and hear the excitement resonating with our team and customers about ONE MATTHEWS. Our success in the past year is the result of the hard work of each team member, and the competence we have built as operators of diverse businesses with strong client relationships. The introduction of our ONE MATTHEWS vision will transform us and position us to continue our unique story of success.

As we look forward to fiscal 2014, there is no shortage of opportunity or enthusiasm on the part of our team members to make full use of them. We will:

**Unify, Grow, Innovate™**

Joseph C. Bartolacci

*President and Chief Executive Officer*

# Fiscal 2013 Financial Highlights

- The Company achieved record sales of $985 million.
- In November 2013, the Company declared a cash dividend of $.11 per share for the quarter ended September 30, 2013, representing an increase of 10%.
- The Company generated record operating cash flow of $109 million.
- The Company returned $33 million (approximately $1.21 per share) to shareholders in the form of cash dividends and share repurchases.
- The Company acquired Wetzel AG, a European manufacturer of gravure printing cylinders (Graphics Imaging), and Pyramid Controls, a U.S.-based provider of warehouse control systems (Marking and Fulfillment Systems).

**Percentage of the Company's Fiscal 2013 Consolidated Sales**



Cemetery Products 23.0%
Graphics Imaging 29.9%
52.5%
Memorialization
47.5%
Brand Solutions
Cremation 4.9%
Marking and
Fulfillment Systems 9.5%
Funeral Home Products 24.6%
Merchandising Solutions 8.1%

# Memorialization

The three segments of the **Memorialization Group** of Matthews International are:

- **Cemetery Products**
- **Funeral Home Products**
- **Cremation**

These segments' products include cast bronze and granite memorials and other memorialization products; caskets; cast and etched architectural products; cremation equipment and cremation-related products; and mausoleums.

Memorialization Group

# Cemetery Products

The **Cemetery Products** segment manufactures and markets products in North America, Europe and Australia used primarily in the cemetery and architectural industries. The segment's principal products include cast bronze and granite memorials and other memorialization products used mainly in cemeteries. Memorial products include flush bronze and granite memorials, upright granite memorials and monuments, cremation memorialization products, granite benches, flower vases, crypt plates and letters, cameo portraits, cremation urns, niche units, cemetery features and statues, and community and family mausoleums. In addition, the segment manufactures and markets cast bronze and aluminum architectural products used to identify or commemorate people, places, events and accomplishments.


TU LABAI GRAZI
A


B
MARY D. MATTHEWS
JANUARY 10, 1945 MAY 15, 2006
OUR BELOVED MOTHER, WIFE AND DAUGHTER


C
GARBO


D


Matthews
eVantage SM
E

**(A) Cast Bronze Sundial** – A cast bronze sundial with a modeled gnomon, the part of a sundial that casts the shadow.

**(B) Matthews Mausoleum Memorials** – The segment offers a variety of bronze vases, lamps, flowers and adornments for mausoleums.

**(C) Matthews Gorham Ivy Memorial** – Families can design a more meaningful memorial for their loved one by incorporating emblems that express beliefs, hobbies and personal interests.

**(D) Our Lady the Magnificat Statue** – This 20-ft. tall statue, gracing the front of the chapel mausoleum at Maryrest Catholic Cemetery in Mahwah, NJ was the cumulative effort of two years of design and development by the Archdiocese of Newark and the artists and skilled craftsmen from Matthews.

**(E) Matthews eVantage**SM is our new, best-in-class comprehensive online customer experience. Our web-based program is our new hub for memorial design, product orders and order management.


CASKET EXPRESSIONS
PERSONALIZED EXTERIORS
PERSONALIZED INTERIORS
A

The **Funeral Home Products** segment is a leading manufacturer and distributor of caskets and other funeral home products in North America, producing a wide variety of wood, metal and cremation caskets. It is also a leader in providing products and service assortment planning, as well as merchandising and display products to funeral service businesses. These products assist funeral service professionals in providing information, value and satisfaction to their client families.


B

(A) Casket Expressions Display provides families with an accessible overview of the wide range of choices available for casket exterior and interior personalized products.

(B) Cherished Memories™ Custom Printing Personalization – Launched in the fall of 2013, this new personalization product offering allows families to use their own photos to remember a loved one. The printed cap panel is displayed in an 18-gauge steel Classic casket.


C


D


E

(C) Cast Bronze Closed Book Urn – This distinctive urn, captured in everlasting bronze, is used in many glass front niches or in a home.

(D) Brushed Bronze Keepsake Heart Urn with Stand – This solid brass urn is designed to hold a small memorial, a tiny clip of hair, or a portion of a loved one's cremated remains. This heart can also be engraved creating a cherished heirloom.

(E) Arcadia Pewter Urn with Charm – This Arcadia Series urn, shown in a pewter finish, is an appealing design that can be personalized and cherished for years to come.


F

(F) Mahogany Olympus Casket is made from solid mahogany with a high-polished, dark Georgetown finish. This casket features a deluxe ivory velvet interior.

Unify, Grow, Innovate™

Memorialization Group

**Funeral Home Products**

Memorialization Group

# Cremation


SecurIDy

A

The **Cremation** segment is a worldwide leader in the design and manufacture of technologically advanced crematoria equipment, as well as cremation related products and services. Primary markets are funeral homes, cemeteries, cremation societies, pet crematories, and veterinarians in North and South America, Europe, Australia and Asia.


Matthews

B

**(A) The SecurIDy™ Cremation Tracking System** provides cremation facilities with an added level of security and assurance in maintaining proper identification of human remains in their care awaiting cremation processing. The SecurIDy™ system also incorporates an extensive crematory operations management component that captures information and provides client defined reports, forms and certificates.

**(B) Power Pak II Plus Series Cremator** – This cremator incorporates advanced chamber architecture and our exclusive M-pyre™ 2.0 operating system with Intuitive Logic Control (ILC). This model is the fastest and most energy efficient cremator in its class.

**(C) Faithful Forever Pet Loss Care** – This e-commerce program allows clients access to the growing e-commerce market by turning their websites into a revenue generating opportunity. Online orders are auto-directed to Matthews fulfillment center.

**(D) New Multi-chambered Pet Cremator IEB32-5** – Revolutionary design has separated chambers to allow pet crematories to perform up to five private cremations simultaneously, which ensures the retrieval of each pet's individual ashes and minimizes energy consumption.


Faithful Forever
PET LOSS CARE™
Free Engraving, Free 3-Day Shipping, Sales Tax Included
Shopping Cart
Search
Pet Loss Memorial Products
My Account
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A lasting memory of our beloved Mitttens.
Help me find...
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SUBMIT
CAT
DOG
URNS
SCATTERING
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KEEPSAKE
HOME DECOR

C



D

# Brand Solutions

The three segments of the **Brand Solutions Group** of Matthews International are:

- **Graphics Imaging**
- **Marking and Fulfillment Systems**
- **Merchandising Solutions**

These segments' products and services include brand management, printing plates and cylinders, pre-press services and imaging services for the primary packaging and corrugated industries; marking and coding equipment and consumables, industrial automation products and order fulfillment systems for identifying, tracking, picking and conveying consumer and industrial products; and merchandising display systems and marketing and design services.

# Graphics Imaging

Unify, Grow, Innovate™

The **Graphics Imaging** segment is one of the top five global packaging specialists and provides brand management, packaging and creative design services, artwork and pre-press services, printing tools for all print technologies as well as varnishing and embossing tools. The segment's principal products and services include brand and project management, digital asset management, content management, packaging design, artwork, pre-press, flexo plates, gravure cylinders, print process assistance, print production management, brand color consistency and print quality improvement. These products and services are used by consumer products companies and packaging manufacturers to develop and print packaging graphics that identify and promote their product in the marketplace.


A


B


C

**(A) and (B) Embossing Dies** – Saueressig embossing dies create the patterns on many daily use products. Customized dies can help manufacturers add value to everyday products by giving the product a unique identity.

**(C) Color Lab** – This web-based color management tool ensures consistency of brand colors on any substrate globally.

**(D) Just Born** – Matthews is an essential partner to Just Born, Inc. (a Pennsylvania-based candy manufacturer of PEEPS®, MIKE AND IKE®, HOT TAMALES® and GOLDENBERG'S PEANUT CHEWS®). The support Matthews provides through pre-press and color management expertise was integral in Just Born's launch of the new look of MIKE AND IKE® packaging.

**(E) Sprouts** – Matthews is a strategic partner to Sprouts Farmers Market, a specialty retailer of fresh, natural and organic foods operating in the Western U.S., helping Sprouts redesign their brand and develop packaging graphics for all of their private label products.

**(F) Calendering Equipment** – Calendering lines produce supercapacitor and ultracapacitor film for use in energy storage products.


D


E
SPROUTS
FARMERS MARKET


F



A



B

The **Marking and Fulfillment Systems** segment designs, manufactures and distributes a wide range of marking and coding products and related consumables, as well as industrial automation products and order fulfillment systems. The Company's products are used by manufacturers and suppliers to identify, track, pick and convey their products across the entire supply chain. Marking technologies include contact and ink-jet printing using a wide range of specialty inks, as well as indenting and etching processes. Fulfillment systems complement the tracking and distribution of a customer's products with automated order fulfillment technologies, motor driven rollers and controls for material handling systems.


L Series
Matthews

C


Matthews Marking Systems
ORGANIC
PEACHES
DISTRIBUTED BY
MATTHEWS MARKING SYSTEMS
info@matw.com
PITTSBURGH PA 15206

D


Location:
201U
Location:
202U
Location:
203U
CONFIRM

E

**(A) Pyramid Controls** – A control system provided by Pyramid Controls manages the sortation and conveyance of finished shipping cartons into individual dock lanes for different outbound transportation trucks.

**(B) Kwik Lok Tags** target the produce and bakery markets using laser and thermal ink-jet technologies to code Kwik Lok tags.

**(C) The Matthews L-Series** provides high print resolution at over 200 feet per minute, nearly twice as fast as previous thermal ink-jet systems.

**(D) Laser Cardboard** – Laser coding for the CPG (Consumer Packaged Goods) markets.

**(E) Lightning Pick's Pack-to-Light** – Major retailers use Lightning Pick's Pack-to-Light solution to sort full cases of merchandise into unit quantities for individual retail location replenishment orders.

ONE Matthews INTERNATIONAL

Brand Solutions Group

## Marking and Fulfillment Systems

# Merchandising Solutions

Unify, Grow, Innovate™

The **Merchandising Solutions** segment is an industry leader in providing value-added merchandising and printing solutions for brand owners and retailers. The segment designs, manufactures and installs merchandising and display systems, and provides total turnkey project management services. The segment also provides creative merchandising and marketing solutions services. ●


Pick Your Pack
A


Fresh baked.
Fresh brewed.
BONUS
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BONUS 3¢
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OFF PER GALLON
B

(A) Crayola – Matthews facilitated the execution of the new Crayola Retail Store in Easton, Pennsylvania. Matthews managed the completed production and installation that not only celebrates the breadth of Crayola's product collection, but also provides specialty services only found at this retail location.

(B) Giant Eagle – The Get-Go convenience stores utilize signage products which are created, executed and fulfilled on a weekly basis by Matthews.

(C) Nickelodeon – Matthews concepted an interactive media shop-in shop at Toys-R-Us in Times Square. From concept, retail and environmental design to media and digital development, all the way through to execution, our Merchandising Solutions segment developed and managed the entire program to create a one-of-a-kind digital retail experience.

(D) Hasbro – Matthews was engaged by Hasbro Trade Marketing to create an impactful 4-foot destination for their Fur Real Friends product line.


D
FurReal friends


C
nickelodeon
DO NOT TOUCH
DO NOT TOUCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section JAN 22 2014 Washington DC 404

# FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2013
Commission File Number 0-09115

# MATTHEWS INTERNATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **COMMONWEALTH OF PENNSYLVANIA** | **25-0644320** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **TWO NORTHSHORE CENTER, PITTSBURGH, PA** | **15212-5851** |
| (Address of principal executive offices) | (Zip Code) |
| **Registrant's telephone number, including area code** | **(412) 442-8200** |

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Class A Common Stock, $1.00 par value | NASDAQ Global Select Market System |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405a of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Class A Common Stock outstanding and held by non-affiliates of the registrant, based upon the closing sale price of the Class A Common Stock on the NASDAQ Global Select Market System on March 31, 2013, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $1.0 billion.

As of October 31, 2013, shares of common stock outstanding were: Class A Common Stock 27,282,093 shares

**Documents incorporated by reference:** Specified portions of the Proxy Statement for the 2014 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report.

**The index to exhibits is on pages 75–76.**

## PART I

**CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:**

Any forward-looking statements contained in this Annual Report on Form 10-K (specifically those contained in Item 1, "Business", Item 1A, "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations") are included in this report pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results of Matthews International Corporation ("Matthews" or the "Company") in future periods to be materially different from management's expectations. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove correct. Factors that could cause the Company's results to differ materially from the results discussed in such forward-looking statements principally include changes in domestic or international economic conditions, changes in foreign currency exchange rates, changes in the cost of materials used in the manufacture of the Company's products, changes in death rates, changes in product demand or pricing as a result of consolidation in the industries in which the Company operates, changes in product demand or pricing as a result of domestic or international competitive pressures, unknown risks in connection with the Company's acquisitions and technological factors beyond the Company's control. In addition, although the Company does not have any customers that would be considered individually significant to consolidated sales, changes in the distribution of the Company's products or the potential loss of one or more of the Company's larger customers are also considered risk factors.

## ITEM 1. BUSINESS.

Matthews, founded in 1850 and incorporated in Pennsylvania in 1902, is a designer, manufacturer and marketer principally of memorialization products and brand solutions. Memorialization products consist primarily of bronze and granite memorials and other memorialization products, caskets and cremation equipment for the cemetery and funeral home industries. Brand solutions include graphics imaging products and services, marking and fulfillment systems products, and merchandising solutions. In fiscal 2012 the Company changed the name of its Bronze, Casket and Marking Products segments to the Cemetery Products segment, the Funeral Home Products segment and the Marking and Fulfillment Systems segment, respectively. Also effective October 1, 2011, the Company's cremation casket operations, previously included in the Cremation segment, are included in the Funeral Home Products segment. The Company's products and operations are comprised of six business segments: Cemetery Products (formerly Bronze), Funeral Home Products (formerly Casket), Cremation, Graphics Imaging, Marking and Fulfillment Systems (formerly Marking Products) and Merchandising Solutions. The Cemetery Products segment is a leading manufacturer of cast bronze and granite memorials and other memorialization products, cast and etched architectural products and is a leading builder of mausoleums in the United States. The Funeral Home Products segment is a leading casket manufacturer and distributor in North America and produces a wide variety of wood, metal and cremation caskets. The Cremation segment is a leading designer and manufacturer of cremation equipment in North America and Europe. The Graphics Imaging segment manufactures and provides brand management, printing plates, gravure cylinders, pre-press services and imaging services for the primary packaging and corrugated industries. The Marking and Fulfillment Systems segment designs, manufactures and distributes a wide range of marking and coding equipment and consumables, industrial automation products and order fulfillment systems that are used for identifying, tracking, picking and conveying consumer and industrial products. The Merchandising Solutions segment designs and manufactures merchandising displays and systems and provides creative merchandising and marketing solutions services.

At October 31, 2013, the Company and its majority-owned subsidiaries had approximately 5,800 employees. The Company's principal executive offices are located at Two NorthShore Center, Pittsburgh, Pennsylvania 15212, its telephone number is (412) 442-8200 and its internet website is www.matw.com. The Company files all required reports with the Securities and Exchange Commission ("SEC") in accordance with the Exchange Act. The Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are available free of charge on the Company's website as soon as reasonably practicable after being filed or furnished to the SEC. The reports filed with the SEC are also available to read and copy at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or by contacting the SEC at 1-800-732-0330. All reports filed with the SEC can be found on its website at www.sec.gov.

The following table sets forth reported sales and operating profit for the Company's business segments for the past three fiscal years. Detailed financial information relating to business segments and to domestic and international operations is presented in Note 16 ("Segment Information") to the Consolidated Financial Statements included in Part II of this Annual Report on Form 10-K.

| | Years Ended September 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2013 | | 2012 | | 2011 | |
| | Amount | Percent | Amount | Percent | Amount | Percent |
| | (Dollars in Thousands) | | | | | |
| **Sales to unaffiliated customers:** | | | | | | |
| Memorialization: | | | | | | |
| Cemetery Products | $226,586 | 23.0% | $215,943 | 24.0% | $224,773 | 25.0% |
| Funeral Home Products | 242,803 | 24.6 | 230,943 | 25.6 | 243,291 | 27.1 |
| Cremation | 48,522 | 4.9 | 45,981 | 5.1 | 39,278 | 4.4 |
| | 517,911 | 52.5 | 492,867 | 54.7 | 507,342 | 56.5 |
| Brand Solutions: | | | | | | |
| Graphics Imaging | 294,571 | 29.9 | 259,865 | 28.9 | 268,975 | 29.9 |
| Marking and Fulfillment Systems | 93,505 | 9.5 | 74,621 | 8.3 | 61,938 | 6.9 |
| Merchandising Solutions | 79,370 | 8.1 | 72,964 | 8.1 | 60,566 | 6.7 |
| | 467,446 | 47.5 | 407,450 | 45.3 | 391,479 | 43.5 |
| Total | $985,357 | 100.0% | $900,317 | 100.0% | $898,821 | 100.0% |
| **Operating profit:** | | | | | | |
| Memorialization: | | | | | | |
| Cemetery Products | $32,571 | 34.0% | $33,195 | 35.5% | $ 52,474 | 44.3% |
| Funeral Home Products | 37,263 | 38.9 | 26,525 | 28.3 | 29,039 | 24.5 |
| Cremation | 3,097 | 3.2 | 3,869 | 4.1 | 3,479 | 2.9 |
| | 72,931 | 76.1 | 63,589 | 67.9 | 84,992 | 71.7 |
| Brand Solutions: | | | | | | |
| Graphics Imaging | 9,724 | 10.2 | 14,843 | 15.9 | 22,427 | 18.9 |
| Marking and Fulfillment Systems | 8,862 | 9.2 | 10,061 | 10.8 | 7,819 | 6.6 |
| Merchandising Solutions | 4,275 | 4.5 | 5,084 | 5.4 | 3,278 | 2.8 |
| | 22,861 | 23.9 | 29,988 | 32.1 | 33,524 | 28.3 |
| Total | $95,792 | 100.0% | $93,577 | 100.0% | $118,516 | 100.0% |

In fiscal 2013, approximately 63% of the Company's sales were made from the United States, and 33%, 2%, 1% and 1% were made from Europe, Asia, Australia and Canada, respectively. For further information on segments, see Note 16 ("Segment Information") in Item 8 "Financial Statements and Supplementary Data" on pages 61 and 62 of this report. Cemetery Products segment products are sold throughout the world with the segment's principal operations located in the United States, Europe, Canada, and Australia. Funeral Home Products segment products are primarily sold in North America. Cremation segment products and services are sold primarily in North America, Europe, Asia, and Australia. Products and services of the Graphics Imaging segment are sold primarily in Europe, the United States and Asia. The Marking and Fulfillment Systems segment sells equipment and consumables directly to industrial consumers and distributors in the United States and internationally through the Company's subsidiaries in Canada, Sweden and China, and through other foreign distributors. Matthews owns a minority interest in Marking and Fulfillment Systems distributors in Asia, Australia and Europe. Merchandising Solutions segment products and services are sold principally in the United States.

## MEMORIALIZATION PRODUCTS AND MARKETS:

### Cemetery Products:

The Cemetery Products segment manufactures and markets a full line of memorialization products used primarily in cemeteries. The segment's products, which are sold principally in the United States, Europe, Canada and Australia, include cast bronze memorials, granite memorials and other memorialization products. The segment also manufactures and markets architectural products that are produced from bronze, aluminum and other metals, which are used to identify or commemorate people, places, events and accomplishments.

Memorial products, which comprise the majority of the Cemetery Products segment's sales, include flush bronze and granite memorials, upright granite memorials and monuments, cremation memorialization products, granite benches, flower vases, crypt plates and letters, cremation urns, niche units, cemetery features and statues, along with other related products and services. Flush memorials are bronze plaques or granite memorials which contain personal information about a deceased individual (such as name, birth date, and death date), photos and emblems. Flush bronze and granite memorials are even or "flush" with the ground and therefore are preferred by many cemeteries for easier mowing and general maintenance. The segment's memorial products also include community and family mausoleums within North America. In addition, the segment's other memorial products include bronze plaques, letters, emblems, vases, lights and photo ceramics that can be affixed to granite monuments, mausoleums, crypts and flush memorials. Principal customers for memorial products are cemeteries and memorial parks, which in turn sell the Company's products to the consumer.

Customers of the Cemetery Products segment can also purchase memorials and vases on a "pre-need" basis. The "pre-need" concept permits families to arrange for these purchases in advance of their actual need. Upon request, the Company will manufacture the memorial to the customer's specifications (e.g., name and birth date) and place it in storage for future delivery. Memorials in storage have been paid in full with title conveyed to each pre-need purchaser.

The Cemetery products segment manufactures a full line of memorial products for cremation, including urns in a variety of sizes, styles and shapes as well as standard and custom designed granite cremation pedestals and benches. The segment also manufactures bronze and granite niche units, which are comprised of numerous compartments used to display cremation urns in mausoleums and churches. In addition, the Company also markets turnkey cremation gardens, which include the design and all related products for a cremation memorial garden. As part of the Memorialization group, the segment works with the Funeral Home Products and Cremation segments to provide a total solution to customers that own and operate businesses in both the cemetery and funeral home markets.

Architectural products include cast bronze and aluminum plaques, etchings and letters that are used to recognize, commemorate and identify people, places, events and accomplishments. The Company's plaques are frequently used to identify the name of a building or the names of companies or individuals located within a building. Such products are also used to commemorate events or accomplishments, such as military service or financial donations. The principal markets for the segment's architectural products are corporations, fraternal organizations, contractors, churches, hospitals, schools and government agencies. These products are sold to and distributed through a network of independent dealers including sign suppliers, awards and recognition companies, and trophy dealers.

Raw materials used by the Cemetery Products segment consist principally of bronze and aluminum ingot, granite, sheet metal, coating materials, photopolymers and construction materials and are generally available in adequate supply. Ingot is obtained from various North American, European and Australian smelters.

Competition from other cemetery product manufacturers is on the basis of reputation, product quality, delivery, price, and design availability. The Company believes that its superior quality, broad product lines, innovative designs, delivery capability, customer responsiveness, experienced personnel and consumer-oriented merchandising systems are competitive advantages in its markets. Competition in the mausoleum construction industry includes various construction companies throughout North America and is on the basis of design, quality and price. Competitors in the architectural market are numerous and include companies that manufacture cast and painted signs, plastic materials, sand-blasted wood and other fabricated products.

**Funeral Home Products:**

The Funeral Home Products segment is a leading manufacturer and distributor of caskets and other funeral home products in North America. The segment produces and markets metal, wood and cremation caskets. Caskets are offered in a variety of colors, interior designs, handles and trim in order to accommodate specific religious, ethnic or other personal preferences. The segment also markets other funeral home products such as urns, jewelry, stationery and other funeral home products. The segment offers individually personalized caskets and urns through the Company-owned distribution network.

Metal caskets are made from various gauges of cold-rolled steel, stainless steel, copper and bronze. Metal caskets are generally categorized by whether the casket is non-gasketed or gasketed, and by material (i.e., bronze, copper, or steel) and in the case of steel, by the gauge (thickness) of the metal. Wood caskets are manufactured from nine different species of wood, as well as from veneer. The species of wood used are poplar, pine, ash, oak, pecan, maple, cherry, walnut and mahogany. The Funeral Home Products segment is a leading manufacturer of all-wood constructed caskets, which are manufactured using pegged and dowelled construction, and include no metal parts. All-wood constructed caskets are preferred by certain religious groups. Cremation caskets are made primarily from wood or cardboard covered with cloth or veneer. These caskets appeal primarily to cremation consumers, the environmentally concerned, and value buyers.

The Funeral Home Products segment also produces casket components. Casket components include stamped metal parts, metal locking mechanisms for gasketed metal caskets, adjustable beds and interior panels. Metal casket parts are produced by stamping cold-rolled steel, stainless steel, copper and bronze sheets into casket body parts. Locking mechanisms and adjustable beds are produced by stamping and assembling a variety of steel parts. The segment purchases from sawmills and lumber distributors various species of uncured wood, which it dries and cures. The cured wood is processed into casket components.

The segment provides product and service assortment planning, as well as merchandising and display products to funeral service businesses. These products assist funeral service professionals in providing information, value and satisfaction to their client families.

The primary materials required for casket manufacturing are cold-rolled steel and lumber. The segment also purchases copper, bronze, stainless steel, particleboard, corrugated materials, paper veneer, cloth, ornamental hardware and coating materials. Purchase orders or supply agreements are typically negotiated with large, integrated steel producers that have demonstrated timely delivery, high quality material and competitive prices. Lumber is purchased from a number of sawmills and lumber distributors. The Company purchases most of its lumber from sawmills within 150 miles of its wood casket manufacturing facility in York, Pennsylvania.

The segment markets its casket products in the United States through a combination of Company-owned and independent casket distribution facilities. The Company operates approximately 60 distribution centers in the United States. Over 70% of the segment's casket products are currently sold through Company-owned distribution centers. As part of the Memorialization group, the segment works with the Cemetery Products and Cremation segments to provide a total solution to customers that own and operate businesses in both the cemetery and funeral home markets.

The casket business is highly competitive. The segment competes with other manufacturers on the basis of product quality, price, service, design availability and breadth of product line. The segment provides a line of casket products that it believes is as comprehensive as any of its major competitors. There are a large number of casket industry participants operating in North America, and the industry has recently seen a few new foreign casket manufacturers, primarily from China, enter the North American market. The Funeral Home Products segment and its two largest competitors account for a substantial portion of the finished caskets produced and sold in North America.

## Cremation:

The Cremation segment provides the following groups of products and services:

- Cremation Equipment
- Waste Management/Incineration Systems
- Environmental and Energy Systems
- Service and Supplies
- Crematory Management/Operations
- Cremation Urns and Memorialization Products

Servicing the human, pet and specialized incineration markets, the segment's primary market areas are North America and Europe. The segment also sells into Latin America and the Caribbean, Australia and Asia.

Cremation systems includes both traditional flame-based and water-based bio-cremation systems for cremation of humans and pets, as well as equipment for processing the cremated remains and other related equipment (ventilated work stations, tables, cooler racks, vacuums). The principal markets for these products are funeral homes, cemeteries, crematories, pet crematories, animal disposers and veterinarians. These products are marketed mostly direct by segment personnel.

Waste management/incineration systems encompass both batch load and continuous feed, static and rotary systems for incineration of all waste types, as well as equipment for in-loading waste, out-loading ash and energy recovery. The principal markets for these products are medical waste disposal, oil and gas "work camp" wastes, industrial wastes and bio mass generators.

Environmental and energy systems include emissions filtration units, waste heat recovery equipment, waste gas treatment products, as well as energy recovery and renewable power generation. The principal markets are municipalities or public/state agencies, the cremation industry and waste to energy and other industries which utilize incinerators for waste reduction and energy production.

Service and supplies consists of operator training, preventative maintenance and "at need" service work performed on various makes and models of equipment. This work can be as simple as replacing defective bulbs or as complex as complete reconstruction and upgrading or retro-fitting on site. Supplies are consumable items associated with normal operations.

Crematory management/operations represent the actual operation and management of client-owned crematories. Currently the segment provides these services primarily to municipalities in Europe.

Cremation urns and memorialization products include urns which support various forms of memorialization (burial, niche, scattering, and home décor). Merchandise includes any other family-related products such as cremation jewelry, mementos, remembrance products and other assorted at-need merchandise.

Raw materials used by the Cremation segment consist principally of structural steel, sheet metal, electrical components, combustion devices and refractory materials. These are generally available in adequate supply from numerous suppliers.

The Company competes with several manufacturers in the cremation and accessory equipment market principally on the basis of product design, quality and price. The Cremation segment and its three largest global competitors account for a substantial portion of the U.S. and European cremation equipment market. As part of the Memorialization group, the segment works with the Cemetery Products and Funeral Home Products segments to provide a total solution to customers that own and operate businesses in both the cemetery and funeral home markets.

## BRAND SOLUTIONS PRODUCTS AND MARKETS:

### Graphics Imaging:

The Graphics Imaging segment provides brand management, pre-press services, printing plates and cylinders, embossing tools, and creative design services principally to the primary packaging and corrugated industries. The primary packaging industry consists of manufacturers of printed packaging materials such as boxes, flexible packaging, folding cartons and bags commonly displayed at retailers of consumer goods. The corrugated packaging industry consists of manufacturers of printed corrugated containers. Other major industries served include the wallpaper, flooring, automotive, and textile industries.

The principal products and services of this segment include brand management, pre-press graphics services, printing plates, gravure cylinders, steel bases, embossing tools, special purpose machinery, engineering assistance, print process assistance, print production management, digital asset management, content management, and package design. These products and services are used by brand owners and packaging manufacturers to develop and print packaging graphics that help identify and sell the product in the marketplace. Other packaging graphics can include nutritional information, directions for product use, consumer warning statements and UPC codes. The primary packaging manufacturer produces printed packaging from paper, film, foil and other composite materials used to display, protect and market the product. The corrugated packaging manufacturer produces printed containers from corrugated sheets. Using the Company's products, these sheets are printed and die cut to make finished containers.

The segment offers a wide array of value-added services and products. These include print process and print production management services; print engineering consultation; pre-press preparation, which includes computer-generated art, film and proofs; plate mounting accessories and various press aids; and press-side print production assurance. The segment also provides creative digital graphics services to brand owners and packaging markets.

The Company works closely with manufacturers to provide the proper printing forms and tooling required to print the packaging to the user's specifications. The segment's printing plate products are made principally from photopolymer resin and sheet materials. Upon customer request, plates can be pre-mounted press-ready in a variety of configurations that maximize print quality and minimize press set-up time. Gravure cylinders, manufactured from steel, copper and chrome, can be custom engineered for multiple print processes and specific customer print applications.

The Graphics Imaging segment customer base consists primarily of brand owners and packaging industry converters. Brand owners are generally large, well-known consumer products companies and retailers with a national or global presence. These types of companies tend to purchase their graphics needs directly and supply the printing forms, or the electronic files to make the printing plates and gravure cylinders, to the packaging printer for their products. The Graphics Imaging segment serves customers primarily in Europe, the United States and Asia.

Major raw materials for this segment's products include photopolymers, steel, copper, film and graphic art supplies. All such materials are presently available in adequate supply from various industry sources.

The Graphics Imaging segment is one of several manufacturers of printing plates and cylinders and providers of pre-press services with an international presence. The segment competes in a fragmented industry consisting of a few multi-plant regional printing form suppliers and a large number of local single-facility companies located across Europe and the United States. The combination of the Company's Graphics Imaging business in Europe, the United States and Asia is an important part of Matthews' strategy to become a worldwide leader in the graphics industry in providing consistent service to multinational customers on a global basis. Competition is on the basis of product quality, timeliness of delivery and price. The Company differentiates itself from the competition by consistently meeting these customer demands, its ability to service customers both nationally and globally, and its ability to provide a variety of value-added support services.

**Marking and Fulfillment Systems:**

The Marking and Fulfillment Systems segment designs, manufactures and distributes a wide range of marking, coding and industrial automation technologies and solutions, and related consumables. Manufacturers, suppliers and distributors worldwide rely on Matthews' integrated systems to identify, track, control and pick their products.

Marking systems range from mechanical marking solutions to microprocessor-based ink-jet printing systems that integrate into a customer's manufacturing, inventory tracking and material handling control systems. The Company also manufactures and markets products and systems that employ different marking technologies, including contact printing, indenting, etching, laser and ink-jet printing. Customers frequently use a combination of these methods to achieve an appropriate mark. These technologies apply product information required for identification and traceability, as well as to facilitate inventory and quality control, regulatory compliance and brand name communication.

Fulfillment systems complement the tracking and distribution of a customer's products with automated order fulfillment technologies, motor-driven rollers for product conveyance and controls for material handling systems. Material handling customers include some of the largest automated assembly, distribution and mail sorting companies in the United States. The Company also engineers innovative, custom solutions to address specific customer requirements in a variety of industries, including oil exploration, precision computer numerical control (CNC) machining and security scanning.

A significant portion of the revenue of the Marking and Fulfillment Systems segment is attributable to the sale of consumables and replacement parts required by the marking, coding and tracking hardware sold by Matthews. The Company develops inks, rubber and steel consumables in conjunction with the marking equipment in which they are used, which is critical to ensure ongoing equipment reliability and mark quality. Many marking equipment customers also use Matthews' inks, solvents and cleaners.

The principal customers for the Company's marking and fulfillment systems products are manufacturers, suppliers and distributors of durable goods, building products, consumer goods manufacturers (including food and beverage processors) and producers of pharmaceuticals. The Company also serves a wide variety of industrial markets, including metal fabricators, manufacturers of woven and non-woven fabrics, plastic, rubber and automotive products.

A portion of this segment's sales are outside the United States, with distribution sourced through the Company's subsidiaries in Canada, Sweden, Germany and China in addition to other international distributors. The Company owns a minority interest in distributors in Asia, Australia and Europe.

Major raw materials for this segment's products include precision components, electronics, printing components, tool steels, rubber and chemicals, all of which are presently available in adequate supply from various sources.

Competitors in the marking and fulfillment systems industries are diverse, with some companies offering limited product lines for well-defined specialty markets, while others operate similarly to the Company, offering a broad product line and competing in multiple product markets and countries. Competition for marking and fulfillment systems products is based on product performance, ease of integration into the manufacturing and/or distribution process, service and price. The Company typically competes with specialty companies in specific brand marking solutions and traceability applications. The Company believes that, in general, it offers one of the broadest lines of products to address a wide variety of marking, coding and industrial automation applications.

## Merchandising Solutions:

The Merchandising Solutions segment provides merchandising, retail graphics and printing solutions for brand owners and retailers. The segment designs, manufactures and installs merchandising and display systems, and provides total turnkey project management services. The segment also provides creative merchandising and marketing solutions services.

The majority of the segment's sales are derived from the design, engineering, manufacturing and execution of merchandising and display systems. These systems include permanent and temporary displays, custom store fixtures, brand concept shops, interactive media, custom packaging, and screen and digitally printed promotional signage. Design and engineering services include concept and model development, graphics design and prototyping. Merchandising and display systems are manufactured to specifications developed by the segment in conjunction with the customer. These products are marketed and sold primarily in the United States.

The segment operates in a fragmented industry consisting primarily of a number of small, locally operated companies. Industry competition is intense and the segment competes on the basis of reliability, creativity and providing a broad array of merchandising products and services. The segment is unique in its ability to provide in-depth marketing and merchandising services as well as design, engineering and manufacturing capabilities. These capabilities allow the segment to deliver complete turnkey merchandising solutions quickly and cost effectively.

Major raw materials for the segment's products include wood, particleboard, corrugated materials, structural steel, plastic, laminates, inks, film and graphic art supplies. All of these raw materials are presently available in adequate supply from various sources.

## PATENTS, TRADEMARKS AND LICENSES:

The Company holds a number of domestic and foreign patents and trademarks. However, the Company believes the loss of any or a significant number of patents or trademarks would not have a material impact on consolidated operations or revenues.

## BACKLOG:

Because the nature of the Company's Cemetery Products, Graphics Imaging and Merchandising Solutions businesses are primarily custom products made to order with short lead times, backlogs are not generally material except for mausoleums in the Cemetery Products segment and roto-gravure engineering projects in the Graphics Imaging segment. Backlogs vary in a range of approximately one year of sales for mausoleums and roto-gravure engineering projects. Backlogs for the Funeral Home Products segment are not material. Cremation equipment sales backlogs vary in a range of eight to ten months of sales. Backlogs for Marking and Fulfillment Systems segment sales generally vary in a range of up to six weeks for standard products and twelve weeks for custom systems. The Company's backlog is expected to be substantially filled in fiscal 2014.

## REGULATORY MATTERS:

The Company's operations are subject to various federal, state and local laws and regulations relating to the protection of the environment. These laws and regulations impose limitations on the discharge of materials into the environment and require the Company to obtain and operate in compliance with conditions of permits and other government authorizations. As such, the Company has developed environmental, health and safety policies and procedures that include the proper handling, storage and disposal of hazardous materials.

The Company is party to various environmental matters. These include obligations to investigate and mitigate the effects on the environment of the disposal of certain materials at various operating and non-operating sites. The Company is currently performing environmental assessments and remediation at these sites, as appropriate.

At September 30, 2013, an accrual of approximately $5.3 million had been recorded for environmental remediation (of which $1.2 million was classified in other current liabilities), representing management's best estimate of the probable and reasonably estimable costs of the Company's known remediation obligations. The accrual does not consider the effects of inflation and anticipated expenditures are not discounted to their present value. While final resolution of these contingencies could result in costs different than current accruals, management believes the ultimate outcome will not have a significant effect on the Company's consolidated results of operations or financial position.

## ITEM 1A. RISK FACTORS.

There are inherent risks and uncertainties associated with the Company's businesses that could adversely affect its operating performance and financial condition. Set forth below are descriptions of those risks and uncertainties that the Company currently believes to be material. Additional risks not currently known or deemed immaterial may also result in adverse effects on the Company.

**Changes in Economic Conditions.** Generally, changes in domestic and international economic conditions affect the industries in which the Company and its customers and suppliers operate. These changes include changes in the rate of consumption or use of the Company's products due to economic downturns, volatility in currency exchange rates, and changes in raw material prices resulting from supply and/or demand conditions.

Uncertainty about current global economic conditions poses a risk, as consumers and businesses may continue to postpone or cancel spending. Other factors that could influence customer spending include energy costs, conditions in the credit markets, consumer confidence and other factors affecting consumer spending behavior. These and other economic factors could have an effect on demand for the Company's products and services and negatively impact the Company's financial condition and results of operations.

**Changes in Foreign Currency Exchange Rates.** Manufacturing and sales of a significant portion of the Company's products are outside the United States, and accordingly, the Company holds assets, incurs liabilities, earns revenue and pays expenses in a variety of currencies. The Company's consolidated financial statements are presented in U.S. dollars, and therefore, the Company must translate the reported values of its foreign assets, liabilities, revenue and expenses into U.S. dollars. Increases or decreases in the value of the U.S. dollar compared to foreign currencies may negatively affect the value of these items in the Company's consolidated financial statements, even though their value has not changed in local currency.

**Increased Prices for Raw Materials.** The Company's profitability is affected by the prices of the raw materials used in the manufacture of its products. These prices may fluctuate based on a number of factors, including changes in supply and demand, domestic and global economic conditions, and volatility in commodity markets, currency exchange rates, labor costs and fuel-related costs. If suppliers increase the price of critical raw materials, alternative sources of supply, or an alternative material, may not exist.

The Company has standard selling price structures (i.e., list prices) in several of its segments, which are reviewed for adjustment generally on an annual basis. In addition, the Company has established pricing terms with several of its customers through contracts or similar arrangements. Based on competitive market conditions and to the extent that the Company has established pricing terms with customers, the Company's ability to immediately increase the price of its products to offset the increased costs may be limited. Significant raw material price increases that cannot be mitigated by selling price increases or productivity improvements will negatively affect the Company's results of operations.

**Changes in Mortality and Cremation Rates.** Generally, life expectancy in the United States and other countries in which the Company's Memorialization businesses operate has increased steadily for several decades and is expected to continue to do so in the future. The increase in life expectancy is also expected to impact the number of deaths in the future. Additionally, cremations have steadily grown as a percentage of total deaths in the United States since the 1960's, and are expected to continue to increase in the future. The Company expects that these trends will continue in the future, and the result may affect the volume of bronze and granite memorialization products and burial caskets sold in the United States. However, sales of the Company's Cremation segment may benefit from the growth in cremations.

**Changes in Product Demand or Pricing.** The Company's businesses have and will continue to operate in competitive markets. Changes in product demand or pricing are affected by domestic and foreign competition and an increase in consolidated purchasing by large customers operating in both domestic and global markets. The Memorialization businesses generally operate in markets with ample supply capacity and demand which is correlated to death rates. The Brand Solutions businesses serve global customers that are requiring their suppliers to be global in scope and price competitive. Additionally, in recent years the Company has witnessed an increase in products manufactured offshore, primarily in China, and imported into the Company's U.S. markets. It is expected that these trends will continue and may affect the Company's future results of operations.

**Risks in Connection with Acquisitions.** The Company has grown in part through acquisitions, and continues to evaluate acquisition opportunities that have the potential to support and strengthen its businesses. There is no assurance however that future acquisition opportunities will arise, or that if they do, that they will be consummated. In addition, acquisitions involve inherent risks that the businesses acquired will not perform in accordance with expectations, or that synergies expected from the integration of the acquisitions will not be achieved as rapidly as expected, if at all. Failure to effectively integrate acquired businesses could prevent the realization of expected rates of return on the acquisition investment and could have a negative effect on the Company's results of operations and financial condition.

**Technological Factors Beyond the Company's Control.** The Company operates in certain markets in which technological product development contributes to its ability to compete effectively. There can be no assurance that the Company will be able to develop new products, that new products can be manufactured and marketed profitably, or that new products will successfully meet the expectations of customers.

**Changes in the Distribution of the Company's Products or the Loss of a Large Customer.** Although the Company does not have any customer that is considered individually significant to consolidated sales, it does have contracts with several large customers in both the Memorialization and Brand Solutions businesses. While these contracts provide important access to large purchasers of the Company's products, they can obligate the Company to sell products at contracted prices for extended periods of time. Additionally, any significant divestiture of business properties or operations by current customers could result in a loss of business if the Company is not able to maintain the business with the subsequent owners of the properties.

## ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not Applicable.

## ITEM 2. PROPERTIES.

Principal properties of the Company and its majority-owned subsidiaries as of October 31, 2013 were as follows (properties are owned by the Company except as noted):

| Location | Description of Property | |
|---|---|---|
| **Cemetery Products:** | | |
| Pittsburgh, PA | Manufacturing / Division Offices | |
| Elberton, GA | Manufacturing | |
| Kingwood, WV | Manufacturing | |
| Melbourne, Australia | Manufacturing | (1) |
| Monterrey, Mexico | Manufacturing | (1) |
| Parma, Italy | Manufacturing / Warehouse | (1) |
| Searcy, AR | Manufacturing | |
| Whittier, CA | Manufacturing | (1) |
| **Funeral Home Products(2):** | | |
| Monterrey, Mexico | Manufacturing | (1) |
| Richmond, IN | Manufacturing | (1) |
| Richmond, IN | Manufacturing | (1) |
| Richmond, IN | Manufacturing / Metal Stamping | |
| Richmond, IN | Injection Molding | (1) |
| York, PA | Manufacturing | |
| **Cremation:** | | |
| Apopka, FL | Manufacturing / Division Offices | |
| Manchester, England | Manufacturing | (1) |
| Manchester, England | Manufacturing | (1) |
| Udine, Italy | Manufacturing | (1) |
| **Graphics Imaging:** | | |
| Pittsburgh, PA | Manufacturing / Division Offices | |
| Jülich, Germany | Manufacturing / Division Offices | |
| Atlanta, GA | Manufacturing | |
| Woburn, MA | Manufacturing | (1) |
| Bristol, England | Manufacturing | |
| Goslar, Germany | Manufacturing | (1) |
| Leeds, England | Manufacturing | (1) |
| Monchengladbach, Germany | Manufacturing | |
| Munich, Germany | Manufacturing | (1) |
| Nuremberg, Germany | Manufacturing | (1) |
| Oakland, CA | Manufacturing | (1) |
| Poznan, Poland | Manufacturing | |
| St. Louis, MO | Manufacturing | |
| Shenzhen, China | Manufacturing | (1) |
| Vienna, Austria | Manufacturing | (1) |
| Vreden, Germany | Manufacturing | |
| Wan Chai, Hong Kong | Manufacturing | (1) |
| Izmir, Turkey | Manufacturing | |
| Grenzach-Wyhlen, Germany | Manufacturing | |
| Duchow, Poland | Manufacturing | |
| Budapest, Hungary | Manufacturing | |

| Location | Description of Property | |
|---|---|---|
| **Marking and Fulfillment Systems:** | | |
| Pittsburgh, PA | Manufacturing / Division Offices | |
| Gothenburg, Sweden | Manufacturing / Distribution | (1) |
| Tualatin, OR | Manufacturing | (1) |
| Beijing, China | Manufacturing | (1) |
| Ixonia, WI | Manufacturing | (1) |
| Germantown, WI | Manufacturing | (1) |
| Cincinnati, OH | Manufacturing | (1) |
| **Merchandising Solutions:** | | |
| East Butler, PA | Manufacturing / Division Offices | |
| Portland, OR | Sales Office | (1) |
| **Corporate Office:** | | |
| Pittsburgh, PA | General Offices | |

(1) These properties are leased by the Company under operating lease arrangements. Rent expense incurred by the Company for all leased facilities was approximately $17.7 million in fiscal 2013.

(2) In addition to the properties listed, the Funeral Home Products segment leases warehouse facilities totaling approximately 1.0 million square feet in 29 states under operating leases.

All of the owned properties are unencumbered. The Company believes its facilities are generally well suited for their respective uses and are of adequate size and design to provide the operating efficiencies necessary for the Company to be competitive. The Company's facilities provide adequate space for meeting its near-term production requirements and have availability for additional capacity. The Company intends to continue to expand and modernize its facilities as necessary to meet the demand for its products.

## ITEM 3. LEGAL PROCEEDINGS.

Matthews is subject to various legal proceedings and claims arising in the ordinary course of business. Management does not expect that the results of any of these legal proceedings will have a material adverse effect on Matthews' financial condition, results of operations or cash flows.

## ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

## OFFICERS AND EXECUTIVE MANAGEMENT OF THE REGISTRANT

The following information is furnished with respect to officers and executive management as of October 31, 2013:

| Name | Age | Positions with Registrant |
|---|---|---|
| Joseph C. Bartolacci | 53 | President and Chief Executive Officer |
| David F. Beck | 61 | Vice President and Controller |
| Jennifer A. Ciccone | 46 | Vice President, Human Resources |
| Brian J. Dunn | 56 | Group President, Brand Solutions |
| Steven D. Gackenbach | 50 | Group President, Memorialization |
| Steven F. Nicola | 53 | Chief Financial Officer, Secretary and Treasurer |
| Paul F. Rahill | 56 | President, Cremation Division |
| Brian D. Walters | 44 | Vice President and General Counsel |

**Joseph C. Bartolacci** was appointed President and Chief Executive Officer effective October 1, 2006.

**David F. Beck** was appointed Vice President and Controller effective February 18, 2010. Prior thereto he had been Controller since September 15, 2003.

**Jennifer A. Ciccone** was appointed Vice President, Human Resources effective February 19, 2009. Prior thereto, Ms. Ciccone had been Director, Corporate Human Resources since 2006.

**Brian J. Dunn** was appointed Group President, Brand Solutions effective February 18, 2010. Prior thereto, he was appointed Group President, Graphics and Marking Products effective September 1, 2007 and had been President, Marking Products Division prior thereto.

**Steven D. Gackenbach** was appointed Group President, Memorialization effective October 31, 2011. Prior thereto he had been Chief Commercial Officer, Memorialization since January 3, 2011 when he joined the Company. Prior to joining the Company, Mr. Gackenbach served as the Senior Director of Strategy for Kraft Foods' Cheese and Dairy Division from 2002 to 2010.

**Steven F. Nicola** was appointed Chief Financial Officer, Secretary and Treasurer effective December 1, 2003.

**Paul F. Rahill** was appointed President, Cremation Division in October 2002.

**Brian D. Walters** was appointed Vice President and General Counsel effective February 19, 2009. Mr. Walters joined the Company as Legal Counsel in 2005.

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

**Market Information:**

The authorized common stock of the Company consists of 70,000,000 shares of Class A Common Stock, $1 par value. The Company's Class A Common Stock is traded on the NASDAQ Global Select Market System under the symbol "MATW". The following table sets forth the high, low and closing prices as reported by NASDAQ for the periods indicated:

| | | High | Low | Close |
|---|---|---|---|---|
| **Fiscal 2013:** | | | | |
| Quarter ended: | September 30, 2013 | $40.50 | $36.27 | $38.08 |
| | June 30, 2013 | 39.37 | 32.81 | 37.70 |
| | March 31, 2013 | 35.31 | 31.43 | 34.92 |
| | December 31, 2012 | 32.95 | 27.42 | 32.10 |
| **Fiscal 2012:** | | | | |
| Quarter ended: | September 30, 2012 | $32.90 | $27.88 | $29.82 |
| | June 30, 2012 | 32.63 | 28.95 | 32.49 |
| | March 31, 2012 | 34.36 | 30.00 | 31.64 |
| | December 31, 2011 | 37.65 | 28.59 | 31.43 |

The Company has a stock repurchase program. Under the current authorization, the Company's Board of Directors has authorized the repurchase of a total of 2,500,000 shares of Matthews' common stock under the program, of which 1,194,670 shares remain available for repurchase as of September 30, 2013. The buy-back program is designed to increase shareholder value, enlarge the Company's holdings of its common stock, and add to earnings per share. Repurchased shares may be retained in treasury, utilized for acquisitions, or reissued to employees or other purchasers, subject to the restrictions of the Company's Restated Articles of Incorporation.

All purchases of the Company's common stock during fiscal 2013 were part of this repurchase program.

The following table shows the monthly fiscal 2013 stock repurchase activity:

| Period | Total number of shares purchased | Average price paid per share | Total number of shares purchased as part of a publicly announced plan | Maximum number of shares that may yet be purchased under the plan |
|---|---|---|---|---|
| October 2012 | 123,000 | $29.12 | 123,000 | 1,691,651 |
| November 2012 | 31,732 | 28.91 | 31,732 | 1,659,919 |
| December 2012 | 1,000 | 30.72 | 1,000 | 1,658,919 |
| January 2013 | — | — | — | 1,658,919 |
| February 2013 | 41,200 | 32.67 | 41,200 | 1,617,719 |
| March 2013 | 40,200 | 34.41 | 40,200 | 1,577,519 |
| April 2013 | 16,691 | 33.85 | 16,691 | 1,560,828 |
| May 2013 | 31,745 | 38.32 | 31,745 | 1,529,083 |
| June 2013 | 119,548 | 37.54 | 119,548 | 1,409,535 |
| July 2013 | 30,000 | 38.65 | 30,000 | 1,379,535 |
| August 2013 | 25,000 | 37.43 | 25,000 | 1,354,535 |
| September 2013 | 159,865 | 37.52 | 159,865 | 1,194,670 |
| Total | 619,981 | $34.88 | 619,981 | |

## Holders:

Based on records available to the Company, the number of registered holders of the Company's common stock was 469 at October 31, 2013.

## Dividends:

A quarterly dividend of $.11 per share was paid for the fourth quarter of fiscal 2013 to shareholders of record on November 25, 2013. The Company paid quarterly dividends of $.10 per share for the first three quarters of fiscal 2013 and the fourth quarter of fiscal 2012. The Company paid quarterly dividends of $.09 per share for the first three quarters of fiscal 2012 and the fourth quarter of fiscal 2011. The Company paid quarterly dividends of $.08 per share for the first three quarters of fiscal 2011 and the fourth quarter of fiscal 2010.

Cash dividends have been paid on common shares in every year for at least the past forty-five years. It is the present intention of the Company to continue to pay quarterly cash dividends on its common stock. However, there is no assurance that dividends will be declared and paid as the declaration and payment of dividends is at the discretion of the Board of Directors of the Company and is dependent upon the Company's financial condition, results of operations, cash requirements, future prospects and other factors deemed relevant by the Board.

## Securities Authorized for Issuance Under Equity Compensation Plans:

See Equity Compensation Plans in Item 12 "Security Ownership of Certain Beneficial Owners and Management" on page 70 of this report.

## PERFORMANCE GRAPH

**COMPARISON OF FIVE-YEAR CUMULATIVE RETURN ***
**AMONG MATTHEWS INTERNATIONAL CORPORATION,**
**S&P 500 INDEX, S&P MIDCAP 400 INDEX AND S&P SMALLCAP 600 INDEX ****


$200
$150
$100
$50
2008
2009
2010
2011
2012
2013
Matthews
S&P 500
S&P MidCap 400
S&P SmallCap 600

*Total return assumes dividend reinvestment

** Fiscal year ended September 30

Note: Performance graph assumes $100 invested on October 1, 2008 in Matthews International Corporation Common Stock, Standard & Poor's (S&P) 500 Index, S&P MidCap 400 Index and S&P SmallCap 600 Index. The results are not necessarily indicative of future performance.

## ITEM 6. SELECTED FINANCIAL DATA.

| | Years Ended September 30, | | | | |
|---|---|---|---|---|---|
| | 2013[1] | 2012[2] | 2011[3] | 2010[4] | 2009[5] |
| | (Amounts in thousands, except per share data) (Not Covered by Report of Independent Registered Public Accounting Firm) | | | | |
| Net sales | $985,357 | $900,317 | $898,821 | $821,829 | $780,908 |
| Operating profit | 95,792 | 93,577 | 118,516 | 116,581 | 101,011 |
| Interest expense | 12,925 | 11,476 | 8,241 | 7,419 | 12,053 |
| Net income attributable to Matthews shareholders | 54,888 | 55,843 | 72,372 | 69,057 | 57,732 |
| Earnings per common share: | | | | | |
| Basic | $1.99 | $1.98 | $2.47 | $2.32 | $1.91 |
| Diluted | 1.98 | 1.98 | 2.46 | 2.31 | 1.90 |
| Weighted-average common shares outstanding: | | | | | |
| Basic | 27,255 | 27,753 | 28,775 | 29,656 | 30,245 |
| Diluted | 27,423 | 27,839 | 28,812 | 29,706 | 30,318 |
| Cash dividends per share | $.410 | $.370 | $.330 | $.290 | $.265 |
| Total assets | $1,214,927 | $1,128,042 | $1,097,455 | $993,825 | $949,653 |
| Long-term debt, non-current | 351,068 | 298,148 | 299,170 | 225,256 | 237,530 |

[1] Fiscal 2013 included net unusual charges of approximately $14,095 (pre-tax). Unusual charges primarily related to strategic cost reduction initiatives, incremental costs related to an ERP implementation in the Cemetery Products segment, acquisition related costs and an impairment charge related to the carrying value of a trade name. The unusual charges were partially offset by a gain on the final settlement of the purchase price of the remaining ownership interest in one of the Company's subsidiaries and the benefit of adjustments to contingent consideration.

[2] Fiscal 2012 included net unusual charges of approximately $7,850 (pre-tax), which primarily consisted of charges related to cost reduction initiatives and incremental costs related to an ERP implementation in the Cemetery Products segment. In addition, fiscal 2012 included the favorable effect of an adjustment of $528 to income tax expense primarily related to changes in estimated tax accruals for open tax periods.

[3] Fiscal 2011 included the favorable effect of an adjustment of $606 to income tax expense primarily related to changes in estimated tax accruals for open tax periods.

[4] Fiscal 2010 included the favorable effect of an adjustment of $838 to income tax expense primarily related to changes in estimated tax accruals for open tax periods.

[5] Fiscal 2009 included pre-tax unusual charges of approximately $16,500, which primarily consisted of severance and other costs related to the consolidation of certain production operations within the Company's Cemetery Products segment, costs related to operational and systems improvements in several of the Company's other businesses, and asset adjustments resulting from current market conditions. In addition, fiscal 2009 earnings included the favorable effect of an adjustment of $1,255 to income tax expense primarily related to the Company's ability to utilize a European tax loss carryover generated in prior years and changes in the estimated tax accruals for open tax periods.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with the consolidated financial statements of Matthews and related notes thereto. In addition, see "Cautionary Statement Regarding Forward-Looking Information" included in Part I of this Annual Report on Form 10-K.

**RESULTS OF OPERATIONS:**

The following table sets forth sales and operating profit for the Company's Memorialization and Brand Solutions businesses for each of the last three fiscal years.

| | Years Ended September 30, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| **Sales:** | | | |
| Memorialization | $517,911 | $492,867 | $507,342 |
| Brand Solutions | 467,446 | 407,450 | 391,479 |
| Consolidated | $985,357 | $900,317 | $898,821 |
| **Operating Profit:** | | | |
| Memorialization | $72,931 | $63,589 | $ 84,992 |
| Brand Solutions | 22,861 | 29,988 | 33,524 |
| Consolidated | $95,792 | $93,577 | $118,516 |

**Comparison of Fiscal 2013 and Fiscal 2012:**

Sales for the year ended September 30, 2013 were $985.4 million, compared to $900.3 million for the year ended September 30, 2012. The increase in fiscal 2013 sales principally reflected higher sales in the Funeral Home Products and Merchandising Solutions segments and the benefit of recent acquisitions.

In the Memorialization businesses, Cemetery Products segment sales for fiscal 2013 were $226.6 million compared to $215.9 million for fiscal 2012. The increase primarily reflected the full year impact of the acquisition of Everlasting Granite Memorial Co., Inc. ("Everlasting Granite") in May 2012. Sales for the Funeral Home Products segment were $242.8 million for fiscal 2013 compared to $230.9 million for fiscal 2012. The increase principally resulted from higher unit volume and an improvement in product mix. Sales for the Cremation segment were $48.5 million for fiscal 2013 compared to $46.0 million a year ago. The increase principally resulted from higher sales of cremation equipment in the U.S. and the benefit of a small U.K. acquisition completed in fiscal 2012, partially offset by lower international sales. In the Company's Brand Solutions businesses, sales for the Graphics Imaging segment in fiscal 2013 were $294.6 million, compared to $259.9 million a year ago. The increase resulted principally from the acquisition of Wetzel Holding AG, Wetzel GmbH and certain related affiliates (collectively, "Wetzel") in November 2012, partially offset by lower sales volume in the segment's principal markets due to soft economic conditions, particularly in Europe. Marking and Fulfillment Systems segment sales for the year ended September 30, 2013 were $93.5 million, compared to $74.6 million for fiscal 2012. The increase resulted principally from higher sales in the U.S. market and the acquisition of Pyramid Controls, Inc. and its affiliate, Pyramid Control Systems (collectively, "Pyramid") in December 2012. Sales for the Merchandising Solutions segment were $79.4 million for fiscal 2013, compared to $73.0 million a year ago. The improvement was attributable to an increase in sales to several large customers in fiscal 2013.

Gross profit for the year ended September 30, 2013 was $356.5 million, or 36.2% of sales, compared to $336.6 million, or 37.4% of sales, for fiscal 2012. The increase in fiscal 2013 consolidated gross profit compared to fiscal 2012 reflected higher sales and the benefit of recent acquisitions. The decrease in gross profit as a percentage of sales primarily reflected lower margins in the Brand Solutions businesses.

Selling and administrative expenses for the year ended September 30, 2013 were $260.7 million, or 26.5% of sales, compared to $243.0 million, or 27.0% of sales, for fiscal 2012. The increase in selling and administrative expenses was attributable to the impacts of recent acquisitions, unusual charges and higher sales in the Funeral Home Products segment. The reduction in selling and administrative costs as a percent of sales was due primarily to the benefit of adjustments to contingent consideration and the Company's cost containment efforts in fiscal 2013. Unusual charges primarily included costs related to strategic cost-structure initiatives, acquisition-related expenses and asset adjustments.

Operating profit for fiscal 2013 was $95.8 million, compared to $93.6 million for fiscal 2012. The increase in operating profit for fiscal 2013 reflected higher sales and the impact of recent acquisitions, partially offset by net unusual charges totaling approximately $14.1 million in fiscal 2013. Fiscal 2012 included net unusual charges of approximately $7.8 million.

Cemetery Products segment operating profit for fiscal 2013 was $32.6 million, compared to $33.2 million for fiscal 2012. The decrease in fiscal 2013 operating profit compared to fiscal 2012 resulted mainly from unusual charges of approximately $5.9 million related to strategic cost-structure initiatives, compared to similar unusual charges in fiscal 2012 of approximately $5.4 million. Operating profit for the Funeral Home products segment for fiscal 2013 was $37.3 million, compared to $26.5 million for fiscal 2012. The increase in Funeral Home Products segment operating profit for fiscal 2013 primarily reflected the impact of higher sales, the benefit of improved production and distribution efficiencies and the benefit of adjustments to contingent consideration. These increases were partially offset by unusual charges related to strategic cost-structure initiatives. Fiscal 2012 also included the benefit of adjustments to contingent consideration, partially offset by unusual charges for severance. Net unusual items for the Funeral Home Products segment were approximately the same aggregate amount in fiscal 2013 and 2012. Cremation segment operating profit for the year ended September 30, 2013 was $3.1 million, compared to $3.9 million a year ago. Fiscal 2013 operating profit reflected the impact of higher sales in the U.S. market, partially offset by lower sales in the European and U.K. markets. In addition, Cremation segment fiscal 2013 operating profit included unusual charges related to strategic cost-structure initiatives. Graphics Imaging segment operating profit for fiscal 2013 was $9.7 million, compared to $14.8 million for 2012. The decrease in fiscal 2013 reflected lower sales (excluding the Wetzel acquisition) and the unfavorable impact of unusual items of approximately $6.3 million. The unusual charges related to acquisition activities and strategic initiatives, and an impairment charge related to the carrying value of a trade name. Graphics Imaging segment operating profit in fiscal 2012 included net unusual charges of approximately $3.4 million primarily related to acquisition activities and severance costs, partially offset by the benefit of an adjustment to contingent consideration. Operating profit for the Marking and Fulfillment Systems segment for fiscal 2013 was $8.9 million, compared to $10.1 million a year ago. The decrease in Marking and Fulfillment Systems segment operating profit principally reflected the impact of unusual charges related to cost-structure strategic initiatives, partially offset by the benefit of the Pyramid acquisition and higher sales in the U.S. The Merchandising Solutions segment operating profit was $4.3 million for fiscal 2013, compared to $5.1 million for fiscal 2012. The decrease principally reflected the impact of higher sales, offset by an increase in employee-related costs and unusual charges related to strategic cost-structure initiatives.

Investment income for the year ended September 30, 2013 was $2.3 million, compared to $3.9 million for the year ended September 30, 2012. The decrease principally reflected lower rates of return on investments held in trust for certain of the Company's benefit plans. Interest expense for fiscal 2013 was $12.9 million, compared to $11.5 million last year. The increase in interest expense reflected higher average debt levels.

Other income (deductions), net, for the year ended September 30, 2013 represented a decrease in pre-tax income of $3.7 million, compared to a decrease in pre-tax income of $2.1 million in 2012. Other income and deductions generally include banking-related fees and the impact of currency gains or losses on certain intercompany debt.

The Company's effective tax rate for fiscal 2013 was 32.7%, compared to 34.2% for fiscal 2012. Fiscal 2012 included the favorable impact of adjustments totaling $528,000 in income tax expense primarily related to changes in the estimated tax accruals for open tax periods. Excluding this adjustment from fiscal 2012, the Company's effective tax rate was 34.8%. The decrease in the fiscal 2013 effective tax rate, compared to fiscal 2012 primarily reflected the impact of the Company's European tax structure initiatives, including the fiscal 2013 benefit of a European tax loss carryback. The difference between the Company's effective tax rate and the Federal statutory rate of 35.0% primarily reflected the impact of state taxes, offset by lower foreign income taxes.

Net earnings attributable to noncontrolling interest represented a loss of $116,000 for fiscal 2013, compared to a loss of $639,000 in fiscal 2012. The decrease related principally to higher operating income recorded by the Company's Turkish operation in fiscal 2013.

**Comparison of Fiscal 2012 and Fiscal 2011:**

Sales for the year ended September 30, 2012 were $900.3 million, compared to $898.8 million for the year ended September 30, 2011. Fiscal 2012 included the impact of recent acquisitions, and higher sales in the Cremation, Marking and Fulfillment Systems and Merchandising Solutions segments. These increases were offset by lower sales in the Cemetery Products, Funeral Home Products and Graphics Imaging segments, and by the unfavorable impact of changes in the values of foreign currencies of approximately $18.4 million compared to fiscal 2011. Sales in the Cemetery Products and Funeral Home Products segments were negatively impacted by a decline in the estimated number of casketed and in-ground burial (non-cremation) deaths.

In the Memorialization businesses, Cemetery Products segment sales for fiscal 2012 were $215.9 million compared to $224.8 million for fiscal 2011. The decrease primarily reflected lower sales of memorial products in North America, a decrease in mausoleum sales and the unfavorable impact of changes in foreign currencies against the U.S. dollar. These declines were partially offset by the acquisition of Everlasting Granite in May 2012. Sales for the Funeral Home Products segment were $230.9 million for fiscal 2012 compared to $243.3 million for fiscal 2011, which principally resulted from a reduction in sales volume. Lower sales volume of bronze memorials and caskets reflected the impact of a decline in the estimated number of casketed and in-ground burial (non-cremation) deaths compared to the prior year. Sales for the Cremation segment were $46.0 million for fiscal 2012 compared to $39.3 million for fiscal 2011. The increase principally resulted from higher sales of cremation equipment, primarily in the U.S., partially offset by the unfavorable impact of changes in foreign currency values. In the Company's Brand Solutions businesses, sales for the Graphics Imaging segment in fiscal 2012 were $259.9 million, compared to $269.0 million for fiscal 2011. The decrease resulted principally from lower sales in the European market, and the unfavorable impact of changes in foreign currency values against the U.S. dollar. These declines were partially offset by the impact of the acquisition of Kroma Pre-Press Preparation Systems Industry & Trade, Inc. ("Kroma") which was purchased in July 2011. Marking and Fulfillment Systems segment sales for the year ended September 30, 2012 were $74.6 million, compared to $61.9 million for fiscal 2011. The increase was principally due to higher equipment sales and the full year impact of two small acquisitions completed in fiscal 2011, partially offset by the unfavorable impact of changes in foreign currency values. Sales for the Merchandising Solutions segment were $73.0 million for fiscal 2012, compared to $60.6 million for fiscal 2011. The improvement was attributable to an increase in sales to several large customers in fiscal 2012.

Gross profit for the year ended September 30, 2012 was $336.6 million, or 37.4% of sales, compared to $351.7 million, or 39.1% of sales, for fiscal 2011. The decreases in fiscal 2012 consolidated gross profit and gross profit as a percentage of sales compared to fiscal 2011 reflected lower sales, higher commodity costs, and unusual charges in several of the Company's segments. The unusual charges related primarily to severance costs in several of the Company's businesses as a result of cost structure initiatives and incremental costs related to the Company's ERP implementation in the Cemetery Products segment.

Selling and administrative expenses for the year ended September 30, 2012 were $243.0 million, or 27.0% of sales, compared to $233.1 million, or 25.9% of sales, for fiscal 2011. The increase in selling and administrative expenses was attributable to higher sales in the Cremation, Marking and Fulfillment Systems and Merchandising Solutions segments, and the impact of acquisitions in the Cemetery Products and Marking and Fulfillment Systems segments. In addition, fiscal 2012 selling and administrative expenses include net unusual charges in several segments. Unusual charges primarily included severance costs, incremental costs related to the Company's ERP implementation in the Cemetery Products segment, acquisition-related expenses and asset adjustments. These charges were partially offset by unusual gains consisting of adjustments to contingent consideration liabilities, a favorable settlement on a claim related to the Company's granite business and a gain on the sale of a business investment in China.

Operating profit for fiscal 2012 was $93.6 million, compared to $118.5 million for fiscal 2011. The decrease in operating profit for fiscal 2012 reflected the impact of lower consolidated sales, higher commodity costs, a $2.1 million unfavorable impact of changes in foreign currency values against the U.S. dollar and net unusual charges totaling approximately $7.8 million.

Cemetery Products segment operating profit for fiscal 2012 was $33.2 million, compared to $52.5 million for fiscal 2011. The decrease in fiscal 2012 operating profit compared to fiscal 2011 reflected lower sales, higher bronze ingot costs, the unfavorable impact of changes in foreign currency values and net unusual charges of approximately $5.4 million related to severance and ERP implementation costs. Operating profit for the Funeral Home products segment for fiscal 2012 was $26.5 million, compared to $29.0 million for fiscal 2011. The decrease in Funeral Home Products segment operating profit for fiscal 2012 primarily reflected the impact of lower sales, higher commodity (primarily fuel) costs and unusual charges of approximately $1.7 million related to severance costs. These declines were partially offset by the benefit of selling and distribution cost structure initiatives and an adjustment to the liability for contingent consideration. Cremation segment operating profit for the year ended September 30, 2012 was $3.9 million, compared to $3.5 million for fiscal 2011. Fiscal 2012 operating profit reflected higher sales in the U.S. market, partially offset by lower margins on sales in the European market. Graphics Imaging segment operating profit for fiscal 2012 was $14.8 million, compared to $22.4 million for fiscal 2011. The decrease in fiscal 2012 reflected lower sales, and unusual charges of approximately $5.1 million related to severance costs and the unfavorable impact of changes in foreign currency values. The unusual charges related primarily to severance and acquisition-related costs. The declines were partially offset by an adjustment to the liability for contingent consideration and a gain on the sale of a business investment in China. Operating profit for the Marking and Fulfillment Systems segment for fiscal 2012 was $10.1 million, compared to $7.8 million for fiscal 2011. The increase in Marking and Fulfillment Systems segment operating profit principally reflected the impact of acquisitions and higher sales. The Merchandising Solutions segment operating profit was $5.1 million for fiscal 2012, compared to $3.3 million for fiscal 2011. The increase principally reflected the impact of higher sales.

Investment income for the year ended September 30, 2012 was $3.9 million, compared to $1.4 million for the year ended September 30, 2011. The increase principally reflected increases in the market value of investments held in trust for certain of the Company's benefit plans. Interest expense for fiscal 2012 was $11.5 million, compared to $8.2 million for fiscal 2011. The increase in interest expense reflected higher average debt levels.

Other income (deductions), net, for the year ended September 30, 2012 represented a decrease in pre-tax income of $2.1 million, compared to an increase in pre-tax income of $298,000 in fiscal 2011. Other income and deductions generally include banking-related fees and the impact of currency gains or losses on certain intercompany debt.

The Company's effective tax rate for fiscal 2012 was 34.2%, compared to 34.4% for fiscal 2011. Fiscal 2012 and 2011 included the favorable impact of adjustments totaling $528,000 and $606,000, respectively, in income tax expense primarily related to changes in the estimated tax accruals for open tax periods. Excluding these adjustments from both periods, the Company's effective tax rate was 34.8% for fiscal year 2012 and 35.0% for fiscal 2011. The decrease in the fiscal 2012 effective tax rate, compared to fiscal 2011 primarily reflected the impact of the Company's European tax structure initiatives. The difference between the Company's effective tax rate and the Federal statutory rate of 35.0% primarily reflected the impact of state taxes, offset by lower foreign income taxes.

Net earnings attributable to noncontrolling interest was a loss of $639,000 for fiscal 2012, compared to net income of $1.1 million in fiscal 2011. The decrease related principally to the Company's acquisition of the remaining 22% interest in Saueressig GmbH & Co. KG ("Saueressig") in April 2011 and a net loss recorded by the Company's Turkish operation in fiscal 2012.

## LIQUIDITY AND CAPITAL RESOURCES:

Net cash provided by operating activities was $109.3 million for the year ended September 30, 2013, compared to $83.3 million and $97.8 million for fiscal 2012 and 2011, respectively. Operating cash flow for fiscal 2013 principally included net income adjusted for depreciation and amortization, stock-based compensation expense, and an increase in deferred taxes, partially offset by an increase in working capital items (primarily accounts receivable and inventory) and a cash contribution of $2.5 million to the Company's principal pension plan. Operating cash flow for fiscal 2012 principally included net income adjusted for depreciation and amortization, stock-based compensation expense, and an increase in deferred taxes, partially offset by an increase in working capital items (primarily accounts receivable and inventory) and a cash contribution of $5.0 million to the Company's principal pension plan. Operating cash flow for fiscal 2011 primarily reflected net income adjusted for depreciation and amortization, stock-based compensation expense, and an increase in deferred taxes, partially offset by a net increase in working capital items. In addition the Company made a cash contribution of $9.0 million to its principal pension plan.

Cash used in investing activities was $98.6 million for the year ended September 30, 2013, compared to $45.3 million and $106.8 million for fiscal years 2012 and 2011, respectively. Investing activities for fiscal 2013 primarily included payments (net of cash acquired) of $74.0 million for acquisitions and $24.9 million for capital expenditures. Investing activities for fiscal 2012 primarily reflected capital expenditures of $33.2 million and payments (net of cash acquired) of $12.5 million for acquisitions. Investing activities for fiscal 2011 primarily reflected payments (net of cash acquired) of $84.4 million for acquisitions and capital expenditures of $22.4 million.

Capital expenditures were $24.9 million for the year ended September 30, 2013, compared to $33.2 million and $22.4 million for fiscal 2012 and 2011, respectively. Capital expenditures in fiscal 2012 were higher due to new investments in gravure equipment in Germany and Turkey and investments in ERP and e-commerce systems. Capital expenditures in each of the last three fiscal years reflected reinvestments in the Company's business segments and were made primarily for the purchase of new manufacturing machinery, equipment and facilities designed to improve product quality, increase manufacturing efficiency, lower production costs and meet regulatory requirements. Capital expenditures for the last three fiscal years were primarily financed through operating cash.

Capital spending for property, plant and equipment has averaged $26.9 million for the last three fiscal years. Capital spending for fiscal 2014 is currently expected to be approximately $30.0 million. The Company expects to generate sufficient cash from operations to fund all anticipated capital spending projects.

Cash used in financing activities for the year ended September 30, 2013 was $11.8 million, reflecting proceeds, net of repayments, on long-term debt of $32.2 million, purchases of treasury stock of $21.6 million, payment of contingent consideration of $11.3 million and payment of dividends to the Company's shareholders of $11.3 million ($0.41 per share). Cash used in financing activities for the year ended September 30, 2012 was $41.0 million, reflecting purchases of treasury stock of $31.0 million, and payment of dividends to the Company's shareholders of $10.3 million ($0.37 per share). Cash provided by financing activities for the year ended September 30, 2011 was $10.4 million, reflecting proceeds, net of repayments, on long-term debt of $68.9 million, purchases of treasury stock of $44.6 million, proceeds from the sale of treasury stock (stock option exercises) of $1.9 million, payment of dividends to the Company's shareholders of $9.6 million ($0.33 per share) and distributions of $6.2 million to noncontrolling interests.

The Company has a domestic Revolving Credit Facility with a syndicate of financial institutions. In July 2013, the maximum amount of borrowings available under the facility was increased from $400.0 million to $500.0 million and the facility's maturity was extended to July 2018. Borrowings under the amended facility bear interest at LIBOR plus a factor ranging from .75% to 1.25% based on the Company's leverage ratio. The leverage ratio is defined as net indebtedness divided by EBITDA (earnings before interest, taxes, depreciation and amortization). The Company is required to pay an annual commitment fee ranging from .15% to .25% (based on the Company's leverage ratio) of the unused portion of the facility.

The Revolving Credit Facility requires the Company to maintain certain leverage and interest coverage ratios. A portion of the facility (not to exceed $30.0 million) is available for the issuance of trade and standby letters of credit. Outstanding borrowings on the Revolving Credit Facility at September 30, 2013 and 2012 were $305.0 million and $281.3 million, respectively. The weighted-average interest rate on outstanding borrowings at September 30, 2013 and 2012 was 2.81% and 2.83%, respectively.

The Company has entered into the following interest rate swaps:

| Effective Date | Amount | Fixed Interest Rate | Interest Rate Spread at September 30, 2013 | Maturity Date |
|---|---|---|---|---|
| May 2011 | $25 million | 1.37% | 1.25% | May 2014 |
| October 2011 | 25 million | 1.67% | 1.25% | October 2015 |
| November 2011 | 25 million | 2.13% | 1.25% | November 2014 |
| March 2012 | 25 million | 2.44% | 1.25% | March 2015 |
| June 2012 | 40 million | 1.88% | 1.25% | June 2022 |
| August 2012 | 35 million | 1.74% | 1.25% | June 2022 |
| September 2012 | 25 million | 3.03% | 1.25% | December 2015 |
| September 2012 | 25 million | 1.24% | 1.25% | March 2017 |
| November 2012 | 25 million | 1.33% | 1.25% | November 2015 |

The interest rate swaps have been designated as cash flow hedges of the future variable interest payments under the Revolving Credit Facility which are considered probable of occurring. Based on the Company's assessment, all the critical terms of each of the hedges matched the underlying terms of the hedged debt and related forecasted interest payments, and as such, these hedges were considered highly effective.

The fair value of the interest rate swaps reflected an unrealized loss, net of unrealized gains, of $908,000 ($554,000 after tax) and $9.1 million ($5.6 million after tax) at September 30, 2013 and 2012, respectively, that is included in equity as part of accumulated other comprehensive loss. Assuming market rates remain constant with the rates at September 30, 2013, a loss (net of tax) of approximately $1.6 million included in accumulated other comprehensive loss is expected to be recognized in earnings as an adjustment to interest expense over the next twelve months.

In March 2013, the Company, through certain of its European subsidiaries, entered into a credit facility with a bank. The maximum amount of borrowings available under this facility is 25.0 million Euros ($33.8 million). Outstanding borrowings under the credit facility totaled 22.5 million Euros ($30.4 million) at September 30, 2013. The weighted-average interest rate on outstanding borrowings under the facility at September 30, 2013 was 1.37%.

The Company, through its German subsidiary, Saueressig, has several loans with various European banks. Outstanding borrowings on these loans totaled 1.7 million Euros ($2.3 million) and 8.2 million Euros ($10.5 million) at September 30, 2013 and 2012, respectively. The weighted-average interest rate on outstanding borrowings of Saueressig at September 30, 2013 and 2012 was 4.04% and 6.10%, respectively.

The Company, through its wholly-owned subsidiary Matthews International S.p.A., has several loans with various Italian banks. Outstanding borrowings on these loans totaled 5.1 million Euros ($6.9 million) and 6.3 million Euros ($8.1 million) at September 30, 2013 and 2012, respectively. Matthews International S.p.A. also has four lines of credit totaling 11.4 million Euros ($15.4 million) with the same Italian banks. Outstanding borrowings on these lines were 5.6 million Euros ($7.6 million) and 3.4 million Euros ($4.3 million) at September 30, 2013 and 2012, respectively. The weighted-average interest rate on outstanding Matthews International S.p.A. borrowings at September 30, 2013 and 2012 was 3.16% and 3.08%, respectively.

The Company has a stock repurchase program. Under the current authorization, the Company's Board of Directors has authorized the repurchase of a total of 2,500,000 shares of Matthews' common stock under the program, of which 1,194,670 shares remain available for repurchase as of September 30, 2013. The buy-back program is designed to increase shareholder value, enlarge the Company's holdings of its common stock, and add to earnings per share. Repurchased shares may be retained in treasury, utilized for acquisitions, or reissued to employees or other purchasers, subject to the restrictions of the Company's Restated Articles of Incorporation.

At September 30, 2013, approximately $46.6 million of cash and cash equivalents were held by international subsidiaries whose undistributed earnings are considered permanently reinvested. The Company's intent is to reinvest these funds in our international operations and current plans do not demonstrate a need to repatriate them to fund U.S. operations. If the Company decides at a later date to repatriate these funds to the U.S., it would be required to provide taxes on these amounts based on the applicable U.S. tax rates net of credits for foreign taxes already paid.

Consolidated working capital was $222.0 million at September 30, 2013, compared to $212.5 million at September 30, 2012. The increase in working capital at September 30, 2013 primarily reflected higher accounts receivable, an increase in accrued compensation and a decrease in the current portion of estimated contingent consideration related to acquisitions. Cash and cash equivalents were $58.0 million at September 30, 2013, compared to $58.3 million at September 30, 2012. The Company's current ratio was 2.2 at September 30, 2013 and 2012.

## ENVIRONMENTAL MATTERS:

The Company's operations are subject to various federal, state and local laws and regulations relating to the protection of the environment. These laws and regulations impose limitations on the discharge of materials into the environment and require the Company to obtain and operate in compliance with conditions of permits and other government authorizations. As such, the Company has developed environmental, health, and safety policies and procedures that include the proper handling, storage and disposal of hazardous materials.

The Company is party to various environmental matters. These include obligations to investigate and mitigate the effects on the environment of the disposal of certain materials at various operating and non-operating sites. The Company is currently performing environmental assessments and remediation at these sites, as appropriate.

At September 30, 2013, an accrual of approximately $5.3 million had been recorded for environmental remediation (of which $1.2 million was classified in other current liabilities), representing management's best estimate of the probable and reasonably estimable costs of the Company's known remediation obligations. The accrual, which reflects previously established reserves assumed with the acquisition of York and additional reserves recorded as a purchase accounting adjustment, does not consider the effects of inflation and anticipated expenditures are not discounted to their present value. Changes in the accrued environmental remediation obligation from the prior fiscal year reflect payments charged against the accrual.

While final resolution of these contingencies could result in costs different than current accruals, management believes the ultimate outcome will not have a significant effect on the Company's consolidated results of operations or financial position.

## ACQUISITIONS:

### Fiscal 2013:

Acquisition spending, net of cash acquired, during the year ended September 30, 2013 totaled $74.0 million. The acquisitions were not individually significant to the Company's consolidated financial position or results of operations, and primarily included the following:

In April 2013, the Company completed the purchase of the remaining 20% interest in Tact Group Limited ("Tact"). The Company had acquired an 80% interest in Tact in July 2009.

In March 2013, the Company completed the purchase of the remaining 38.5% interest in Kroma, completing the option arrangement in connection with the July 2011 acquisition of a 61.5% interest in Kroma.

In March 2013, the Company completed the purchase of the remaining 20% interest in Furnace Construction Cremators Limited ("FCC"). The Company had acquired an 80% interest in FCC in March 2010.

In December 2012, the Company acquired Pyramid, a provider of warehouse control systems and conveyor control solutions for distribution centers. The acquisition is designed to expand Matthews' fulfillment products and services in the warehouse management market. The initial purchase price for the transaction was $26.2 million, plus potential additional consideration up to $3.7 million based on future operating results.

In November 2012, the Company acquired Wetzel, a leading European provider of pre-press services and gravure printing forms, with manufacturing operations in Germany and Poland. Wetzel's products and services are sold primary within Europe, and the acquisition is designed to expand Matthews' products and services in the global graphics imaging market. The purchase price for Wetzel was 42.6 million Euros ($54.7 million) on a cash-free, debt-free basis.

The Company has completed the allocation of purchase price for all acquisitions.

**Fiscal 2012:**

Acquisition spending, net of cash acquired, during the year ended September 30, 2012 totaled $12.5 million. The acquisitions were not individually material to the Company's consolidated financial position or results of operations, and primarily included the following:

In May 2012, the Company acquired Everlasting Granite, a supplier of granite memorials, columbariums and private mausoleum estates. The transaction is intended to expand the Company's presence and product breadth in the granite memorial business.

**Fiscal 2011:**

Acquisition spending, net of cash acquired, during the year ended September 30, 2011 totaled $84.4 million. The acquisitions were not individually material to the Company's consolidated financial position or results of operations, and primarily included the following:

In August 2011, the Company acquired Lightning Pick Technologies, Inc. ("LPT"), a manufacturer that develops, installs and supports paperless order fulfillment solutions. The transaction is intended to expand the Company's presence and product breadth in the fulfillment systems industry.

In July 2011, the Company purchased a 61.5% interest in Kroma, a leading provider of pre-press services and roto-gravure printing cylinders in Turkey. The acquisition is designed to further extend Matthews' presence as the leading provider of reprographic pre-press products and services to the European packaging and tobacco markets.

In April 2011, the Company completed the purchase of the remaining 22% interest in Saueressig for 19.3 million Euros ($27.4 million), completing the option agreement in connection with the May 2008 acquisition of a 78% interest in Saueressig.

In March 2011, the Company acquired Innovative Picking Technologies, Inc. ("IPTI"), a manufacturer of paperless order fulfillment systems. The transaction is intended to expand the Company's presence into the fulfillment systems industry.

In October 2010, the Company acquired Freeman Metal Products, Inc. and its affiliated companies (collectively, "Freeman"), a manufacturer and distributor of caskets. The purchase price for the acquisition was $22.8 million, plus additional consideration up to $6.0 million contingent on operating performance over the next three years. The transaction is intended to provide synergies in the manufacturing and distribution of caskets and expand the Company's market presence in the Southeast and South Central regions of the United States.

In October 2010, the Company acquired the remaining 25% interest in Rudolf Reproflex GmbH & Co. KG ("Reproflex"). The Company acquired a 75% interest in Reproflex in 2001.

## FORWARD-LOOKING INFORMATION:

Matthews has a three-pronged strategy to attain annual growth in earnings per share. This strategy consists of the following: internal growth (which includes organic growth, cost structure and productivity improvements, new product development and the expansion into new markets with existing products), acquisitions and share repurchases under the Company's stock repurchase program (see "Liquidity and Capital Resources").

In developing the Company's expectations for fiscal 2014, the following significant factors were considered.

- Strategic cost-structure initiatives, particularly with respect to lean and sourcing, will continue, as will the unusual costs associated with the initiatives. Benefits related to strategic initiatives began to be realized late in fiscal 2013 and the Company expects such benefits to continue in fiscal 2014.
- The increase in the number of U.S. deaths that impacted the Memorialization businesses in fiscal 2013 are expected to moderate, suggesting a flat to slightly lower casketed death rate for fiscal 2014.
- Challenges resulting from the European economic weakness are expected to continue which will impact the Company's European businesses.
- Recent acquisitions are expected to contribute to fiscal 2014 results.

Based on the aforementioned, excluding unusual costs, the Company is projecting growth in fiscal 2014 earnings per share over fiscal 2013. With respect to quarterly earnings projections, we expect lower earnings for the fiscal 2014 first quarter, with year-over-year growth projected for the remainder of the fiscal year.

## CRITICAL ACCOUNTING POLICIES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, economic conditions, and in some cases, actuarial techniques. Actual results may differ from those estimates. A discussion of market risks affecting the Company can be found in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk," of this Annual Report on Form 10-K.

The Company's significant accounting policies are included in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K. Management believes that the application of these policies on a consistent basis enables the Company to provide useful and reliable financial information about the Company's operating results and financial condition. The following accounting policies involve significant estimates, which were considered critical to the preparation of the Company's consolidated financial statements for the year ended September 30, 2013.

### Trade Receivables and Allowance for Doubtful Accounts:

Trade receivables are carried at their estimated collectible amounts. Trade credit is generally extended on a short-term basis; thus trade receivables do not bear interest, although a finance charge may be applied to such receivables that are more than 30 days past due. The allowance for doubtful accounts is based on an evaluation of specific customer accounts for which available facts and circumstances indicate collectibility may be uncertain. In addition, the allowance includes a reserve for all customers based on historical collection experience.

## Long-Lived Assets:

Property, plant and equipment, goodwill and other intangible assets are carried at cost. Depreciation on property, plant and equipment is computed primarily on the straight-line method over the estimated useful lives of the assets. Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets is determined by evaluating the estimated undiscounted net cash flows of the operations to which the assets relate. An impairment loss would be recognized when the carrying amount of the assets exceeds the fair value which is based on a discounted cash flow analysis.

Goodwill is not amortized, but is subject to periodic review for impairment. In general, when the carrying value of a reporting unit exceeds its implied fair value, an impairment loss must be recognized. For purposes of testing for impairment, the Company uses a combination of valuation techniques, including discounted cash flows. Intangible assets are amortized over their estimated useful lives, unless such lives are considered to be indefinite. A significant decline in cash flows generated from these assets may result in a write-down of the carrying values of the related assets. The Company performed its annual impairment reviews in the second quarters of fiscal 2013, 2012 and 2011 and determined that no adjustments to the carrying values of goodwill were necessary at those times. As discussed under "Results of Operations", recent economic conditions in Europe have unfavorably impacted the operating results of the Graphics Imaging segment. Consequently, the Graphics Imaging reporting unit's implied fair value is approaching the unit's carrying value. If the segment's operating results deteriorate further, an impairment charge could be required in future periods.

The Company also performed its annual impairment review of other intangible assets in the second quarter of fiscal 2013. Based on this assessment, the Company recorded an impairment charge of approximately $1.6 million related to the carrying value of a trade name of one of its European Graphics businesses. The impairment was determined based upon a comparison of the carrying value of the trade name to its implied fair market value.

## Share-Based Payment:

Stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the employee requisite service period. A binomial lattice model is utilized to determine the fair value of awards.

## Pension and Postretirement Benefits:

Pension assets and liabilities are determined on an actuarial basis and are affected by the market value of plan assets, estimates of the expected return on plan assets and the discount rate used to determine the present value of benefit obligations. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets, the expected return on plan assets and changes in the selected discount rate will affect the amount of pension cost.

The Company's principal pension plan maintains a substantial portion of its assets in equity securities in accordance with the investment policy established by the Company's pension board. Based on an analysis of the historical performance of the plan's assets and information provided by its independent investment advisor, the Company set the long-term rate of return assumption for these assets at 8.0% at September 30, 2013 for purposes of determining pension cost and funded status. The Company's discount rate assumption used in determining the present value of the projected benefit obligation is based upon published indices as of September 30, 2013 and September 30, 2012 for the fiscal year end valuation. The discount rate was 5.00%, 4.00% and 4.75% in fiscal 2013, 2012 and 2011, respectively.

## Environmental:

Environmental liabilities are recorded when the Company's obligation is probable and reasonably estimable. Accruals for losses from environmental remediation obligations do not consider the effects of inflation and anticipated expenditures are not discounted to their present value.

**Income Taxes:**

Deferred tax assets and liabilities are provided for the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Deferred income taxes for U.S. tax purposes have not been provided on certain undistributed earnings of foreign subsidiaries, as such earnings are considered to be reinvested indefinitely. To the extent earnings are expected to be returned in the foreseeable future, the associated deferred tax liabilities are provided. The Company has not determined the deferred tax liability associated with these undistributed earnings, as such determination is not practicable.

**Revenue Recognition:**

Revenues are generally recognized when title and risk of loss pass to the customer, which is typically at the time of product shipment. For pre-need sales of memorials and vases, revenue is recognized when the memorial has been manufactured to the customer's specifications (e.g., name and birth date), title has been transferred to the customer and the memorial and vase are placed in storage for future delivery. A liability has been recorded for the estimated costs of finishing pre-need bronze memorials and vases that have been manufactured and placed in storage prior to July 1, 2003 for future delivery. Beginning July 1, 2003, revenue is deferred by the Company on the portion of pre-need sales attributable to the final finishing and storage of the pre-need merchandise. Deferred revenue for final finishing is recognized at the time the pre-need merchandise is finished and shipped to the customer. Deferred revenue related to storage is recognized on a straight-line basis over the estimated average time that pre-need merchandise is held in storage. At September 30, 2013, the Company held 323,708 memorials and 228,936 vases in its storage facilities under the pre-need sales program.

Construction revenues are recognized under the percentage-of-completion method of accounting using the cost-to-cost method.

The Company offers rebates to certain customers participating in volume purchase programs. Rebates are estimated and recorded as a reduction in sales at the time the Company's products are sold.

**LONG-TERM CONTRACTUAL OBLIGATIONS AND COMMITMENTS:**

The following table summarizes the Company's contractual obligations at September 30, 2013, and the effect such obligations are expected to have on its liquidity and cash flows in future periods.

| | | Payments due in fiscal year: | | | |
|---|---|---|---|---|---|
| | **Total** | **2014** | **2015 to 2016** | **2017 to 2018** | **After 2018** |
| | (Dollar amounts in thousands) | | | | |
| Contractual Cash Obligations: | | | | | |
| Revolving credit facility | $335,420 | $ — | $30,420 | $305,000 | $ — |
| Notes payable to banks | 21,530 | 13,068 | 6,997 | 1,465 | — |
| Short-term borrowings | 7,639 | 7,639 | — | — | — |
| Capital lease obligations | 10,658 | 2,160 | 2,799 | 1,859 | 3,840 |
| Non-cancelable operating leases | 24,325 | 10,048 | 10,147 | 2,284 | 1,846 |
| Total contractual cash obligations | $399,572 | $32,915 | $50,363 | $310,608 | $5,686 |

A significant portion of the loans included in the table above bear interest at variable rates. At September 30, 2013, the weighted-average interest rate was 2.81% on the Company's domestic Revolving Credit Facility, 1.37% on the credit facility through the Company's European subsidiaries, 4.04% on bank loans to its wholly-owned subsidiary, Saueressig, and 3.16% on bank loans to the Company's wholly-owned subsidiary, Matthews International S.p.A.

Benefit payments under the Company's principal retirement plan are made from plan assets, while benefit payments under the supplemental retirement plan and postretirement benefit plan are funded from the Company's operating cash. Under I.R.S. regulations, the Company was not required to make any significant contributions to its principal retirement plan in fiscal 2013, however, in fiscal 2013, the Company made a contribution of $2.5 million to its principal retirement plan.

The Company is not required to make any significant cash contributions to its principal retirement plan in fiscal 2014. The Company estimates that benefit payments to participants under its retirement plans (including its supplemental retirement plan) and postretirement benefit payments will be approximately $7.1 million and $926,000, respectively, in fiscal 2014. The amounts are expected to increase incrementally each year thereafter, to $9.1 million and $1.2 million, respectively, in 2018. The Company believes that its current liquidity sources, combined with its operating cash flow and borrowing capacity, will be sufficient to meet its capital needs for the foreseeable future.

In connection with several recent acquisitions, the Company has recorded contingent consideration of approximately $3.7 million. The fair value of the contingent consideration is expected to be settled in fiscal 2014.

Unrecognized tax benefits are positions taken, or expected to be taken, on an income tax return that may result in additional payments to tax authorities. If a tax authority agrees with the tax position taken, or expected to be taken, or the applicable statute of limitations expires, then additional payments will not be necessary. As of September 30, 2013, the Company had unrecognized tax benefits, excluding penalties and interest, of approximately $4.5 million. The timing of potential future payments related to the unrecognized tax benefits is not presently determinable.

### INFLATION:

Except for the volatility in the cost of bronze ingot, steel and fuel (see "Results of Operations"), inflation has not had a material impact on the Company over the past three years nor is it anticipated to have a material impact for the foreseeable future.

### RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

On February 5, 2013, the Financial Accounting Standards Board issued Accounting Standards Update No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income ("ASU 2013-02"). ASU 2013-02 requires companies to present information about reclassification adjustments from accumulated other comprehensive income, including the amount of the reclassification and the income statement line items affected by the reclassification. The information must be presented in the financial statements in a single note or on the face of the financial statements. ASU 2013-02 is effective for annual periods beginning after December 15, 2012, and interim periods within those annual periods. This standard will be adopted by the Company for the quarter ended December 31, 2013.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The following discussion about the Company's market risk involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. The Company has market risk related to changes in interest rates, commodity prices and foreign currency exchange rates. The Company does not generally use derivative financial instruments in connection with these market risks, except as noted below.

**Interest Rates** — The Company's most significant long-term debt instrument is the domestic Revolving Credit Facility, which bears interest at variable rates based on LIBOR.

The Company has entered into the following interest rate swaps:

| Effective Date | Amount | Fixed Interest Rate | Interest Rate Spread at September 30, 2013 | Maturity Date |
|---|---|---|---|---|
| May 2011 | $25 million | 1.37% | 1.25% | May 2014 |
| October 2011 | 25 million | 1.67% | 1.25% | October 2015 |
| November 2011 | 25 million | 2.13% | 1.25% | November 2014 |
| March 2012 | 25 million | 2.44% | 1.25% | March 2015 |
| June 2012 | 40 million | 1.88% | 1.25% | June 2022 |
| August 2012 | 35 million | 1.74% | 1.25% | June 2022 |
| September 2012 | 25 million | 3.03% | 1.25% | December 2015 |
| September 2012 | 25 million | 1.24% | 1.25% | March 2017 |
| November 2012 | 25 million | 1.33% | 1.25% | November 2015 |

The interest rate swaps have been designated as cash flow hedges of the future variable interest payments under the Revolving Credit Facility which are considered probable of occurring. Based on the Company's assessment, all the critical terms of each of the hedges matched the underlying terms of the hedged debt and related forecasted interest payments, and as such, these hedges were considered highly effective.

The fair value of the interest rate swaps reflected an unrealized net loss of $908,000 ($554,000 after tax) at September 30, 2013 that is included in equity as part of accumulated other comprehensive loss. A decrease of 10% in market interest rates (e.g. a decrease from 5.0% to 4.5%) would result in an increase of approximately $926,000 in the fair value liability of the interest rate swaps.

**Commodity Price Risks** — In the normal course of business, the Company is exposed to commodity price fluctuations related to the purchases of certain materials and supplies (such as bronze ingot, steel, fuel and wood) used in its manufacturing operations. The Company obtains competitive prices for materials and supplies when available. In addition, based on competitive market conditions and to the extent that the Company has established pricing terms with customers through contracts or similar arrangements, the Company's ability to immediately increase the price of its products to offset the increased costs may be limited.

**Foreign Currency Exchange Rates** — The Company is subject to changes in various foreign currency exchange rates, primarily including the Euro, British Pound, Canadian Dollar, Australian Dollar, Swedish Krona, Chinese Yuan, Hong Kong Dollar, Polish Złoty, Turkish Lira and Vietnamese Dong in the conversion from local currencies to the U.S. dollar of the reported financial position and operating results of its non-U.S. based subsidiaries. An adverse change (strengthening dollar) of 10% in exchange rates would have resulted in a decrease in reported sales of $38.2 million and a decrease in reported operating income of $2.9 million for the year ended September 30, 2013.

**Actuarial Assumptions** — The most significant actuarial assumptions affecting pension expense and pension obligations include the valuation of retirement plan assets, the discount rate and the estimated return on plan assets. The estimated return on plan assets is currently based upon projections provided by the Company's independent investment advisor, considering the investment policy of the plan and the plan's asset allocation. The fair value of plan assets and discount rate are "point-in-time" measures, and the recent volatility of the debt and equity markets makes estimating future changes in fair value of plan assets and discount rates more challenging. The following table summarizes the impact on the September 30, 2013 actuarial valuations of changes in the primary assumptions affecting the Company's retirement plans and supplemental retirement plan.

**Impact of Changes in Actuarial Assumptions**

| | Change in Discount Rate | | Change in Expected Return | | Change in Market Value of Assets | |
|---|---|---|---|---|---|---|
| | +1% | -1% | +1% | -1% | +5% | -5% |
| | (Dollar amounts in Thousands) | | | | | |
| Increase (decrease) in net benefit cost | $ (2,394) | $ 3,163 | $(1,204) | $1,204 | $(1,097) | $ 1,097 |
| Increase (decrease) in projected benefit obligation | (23,348) | 30,054 | — | — | — | — |
| Increase (decrease) in funded status | 23,348 | (30,054) | — | — | 6,219 | (6,219) |

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

# MANAGEMENT'S REPORT TO SHAREHOLDERS

To the Shareholders and Board of Directors of
Matthews International Corporation:

## Management's Report on Financial Statements

The accompanying consolidated financial statements of Matthews International Corporation and its subsidiaries (collectively, the "Company") were prepared by management, which is responsible for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles and include amounts that are based on management's best judgments and estimates. The other financial information included in this Annual Report on Form 10-K is consistent with that in the financial statements.

## Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In order to evaluate the effectiveness of internal control over financial reporting management has conducted an assessment using the criteria in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's internal controls over financial reporting include those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Wetzel Holding AG, Wetzel GmbH and certain related affiliates (collectively, "Wetzel") have been excluded from management's assessment of internal control over financial reporting as of September 30, 2013, because it was acquired by the Company in a purchase business combination in November 2012. Wetzel is a 100% owned subsidiary whose total assets and total sales represent approximately 6% and 4%, respectively, of the related consolidated financial statement amounts of the Company as of and for the year ended September 30, 2013. The operations of Pyramid Controls, Inc. and its affiliate, Pyramid Control Systems (collectively, "Pyramid") have been excluded from management's assessment of internal control over financial reporting as of September 30, 2013, because Pyramids assets were acquired by the Company in a purchase business combination in December 2012. Pyramid's total assets and total sales represent approximately 3% and 2%, respectively, of the related consolidated financial statement amounts of the Company as of and for the year ended September 30, 2013.

Based on its assessment, management has concluded that the Company maintained effective internal control over financial reporting as of September 30, 2013, based on criteria in *Internal Control – Integrated Framework* issued by the COSO. The effectiveness of the Company's internal control over financial reporting as of September 30, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

## Management's Certifications

The certifications of the Company's Chief Executive Officer and Chief Financial Officer required by the Sarbanes-Oxley Act have been included as Exhibits 31 and 32 in the Company's Form 10-K.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Matthews International Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Matthews International Corporation and its subsidiaries at September 30, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 8. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in "Management's Report to Shareholders", management has excluded Wetzel Holding AG, Wetzel GmbH and certain related affiliates (collectively, "Wetzel") from its assessment of internal control over financial reporting as of September 30, 2013 because it was acquired by the Company in a purchase business combination in November 2012. We have also excluded Wetzel from our audit of internal control over financial reporting. Wetzel is a 100% owned subsidiary whose total assets and total sales represent approximately 6% and 4%, respectively, of the related consolidated financial statement amounts of the Company as of and for the year ended September 30, 2013.

As described in "Management's Report to Shareholders", management has excluded Pyramid Controls, Inc. and its affiliate, Pyramid Control Systems (collectively, "Pyramid") from its assessment of internal control over financial reporting as of September 30, 2013 because Pyramid's assets were acquired by the Company in a purchase business combination in December 2012. We have also excluded Pyramid from our audit of internal control over financial reporting. Pyramid's total assets and total sales represent approximately 3% and 2%, respectively, of the related consolidated financial statement amounts of the Company as of and for the year ended September 30, 2013.

/s/PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
November 27, 2013

## MATTHEWS INTERNATIONAL CORPORATION AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS
### September 30, 2013 and 2012

(Dollar amounts in thousands, except per share data)

| ASSETS | 2013 | 2012 |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ 57,986 | $ 58,259 |
| Accounts receivable, net of allowance for doubtful accounts of $10,009 and $11,177, respectively | 188,405 | 174,632 |
| Inventories | 130,768 | 130,690 |
| Deferred income taxes | 9,826 | 9,814 |
| Other current assets | 18,997 | 19,950 |
| Total current assets | 405,982 | 393,345 |
| Investments | 22,288 | 18,842 |
| Property, plant and equipment, net | 180,731 | 144,049 |
| Deferred income taxes | 1,871 | 24,527 |
| Other assets | 14,402 | 12,083 |
| Goodwill | 524,551 | 476,181 |
| Other intangible assets, net | 65,102 | 59,015 |
| Total assets | $1,214,927 | $1,128,042 |

The accompanying notes are an integral part of these consolidated financial statements.

## MATTHEWS INTERNATIONAL CORPORATION AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS, continued
### September 30, 2013 and 2012

(Dollar amounts in thousands, except per share data)

| LIABILITIES AND SHAREHOLDERS' EQUITY | 2013 | 2012 |
|---|---|---|
| Current liabilities: | | |
| Long-term debt, current maturities | $ 22,614 | $ 21,566 |
| Trade accounts payable | 45,232 | 44,294 |
| Accrued compensation | 41,916 | 30,222 |
| Accrued income taxes | 5,910 | 7,632 |
| Customer prepayments | 13,531 | 15,883 |
| Contingent consideration | 3,726 | 13,298 |
| Other current liabilities | 51,077 | 47,978 |
| Total current liabilities | 184,006 | 180,873 |
| Long-term debt | 351,068 | 298,148 |
| Accrued pension | 61,642 | 78,563 |
| Postretirement benefits | 17,956 | 27,725 |
| Deferred income taxes | 20,332 | 18,624 |
| Other liabilities | 26,993 | 33,194 |
| Total liabilities | 661,997 | 637,127 |
| Arrangement with noncontrolling interest | — | 10,481 |
| Commitments and contingencies | | |
| Shareholders' equity-Matthews: | | |
| Class A common stock, $1.00 par value; authorized 70,000,000 shares; 36,333,992 shares issued | 36,334 | 36,334 |
| Preferred stock, $100 par value, authorized 10,000 shares, none issued | — | — |
| Additional paid-in capital | 47,315 | 47,893 |
| Retained earnings | 775,762 | 727,176 |
| Accumulated other comprehensive loss | (26,940) | (65,083) |
| Treasury stock, 9,083,910 and 8,711,924 shares, respectively, at cost | (283,006) | (268,499) |
| Total shareholders' equity-Matthews | 549,465 | 477,821 |
| Noncontrolling interests | 3,465 | 2,613 |
| Total shareholders' equity | 552,930 | 480,434 |
| Total liabilities and shareholders' equity | $1,214,927 | $1,128,042 |

The accompanying notes are an integral part of these consolidated financial statements.

## MATTHEWS INTERNATIONAL CORPORATION AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF INCOME
### for the years ended September 30, 2013, 2012 and 2011

(Dollar amounts in thousands, except per share data)

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| Sales | $ 985,357 | $ 900,317 | $ 898,821 |
| Cost of sales | (628,839) | (563,747) | (547,161) |
| Gross profit | 356,518 | 336,570 | 351,660 |
| Selling expense | (105,963) | (103,659) | (99,251) |
| Administrative expense | (154,763) | (139,334) | (133,893) |
| Operating profit | 95,792 | 93,577 | 118,516 |
| Investment income | 2,284 | 3,891 | 1,443 |
| Interest expense | (12,925) | (11,476) | (8,241) |
| Other income (deductions), net | (3,715) | (2,071) | 298 |
| Income before income taxes | 81,436 | 83,921 | 112,016 |
| Income taxes | (26,664) | (28,717) | (38,556) |
| Net income | 54,772 | 55,204 | 73,460 |
| Net (income) loss attributable to noncontrolling interests | 116 | 639 | (1,088) |
| Net income attributable to Matthews shareholders | $ 54,888 | $ 55,843 | $ 72,372 |
| Earnings per share attributable to Matthews shareholders: | | | |
| Basic | $1.99 | $1.98 | $2.47 |
| Diluted | $1.98 | $1.98 | $2.46 |

The accompanying notes are an integral part of these consolidated financial statements.

# MATTHEWS INTERNATIONAL CORPORATION AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
### for the years ended September 30, 2013, 2012 and 2011

(Dollar amounts in thousands, except per share data)

| | Year Ended September 30, 2011 | | |
|---|---|---|---|
| | **Matthews** | **Noncontrolling Interest** | **Total** |
| Net income (loss) | $ 72,372 | $1,088 | $ 73,460 |
| Other comprehensive income (loss), net of tax: | | | |
| Foreign currency translation adjustment | (8,607) | 523 | (8,084) |
| Pension plans and other postretirement benefits | (11,255) | — | (11,255) |
| Unrecognized gain (loss) on derivatives: | | | |
| Net change from periodic revaluation | (3,246) | — | (3,246) |
| Net amount reclassified to earnings | 1,586 | — | 1,586 |
| Net change in unrecognized gain (loss) on derivatives | (1,660) | — | (1,660) |
| Other comprehensive income (loss), net of tax | (21,522) | 523 | (20,999) |
| Comprehensive income (loss) | $ 50,850 | $1,611 | $ 52,461 |

| | Year Ended September 30, 2012 | | |
|---|---|---|---|
| | **Matthews** | **Noncontrolling Interest** | **Total** |
| Net income (loss) | $ 55,843 | $ (639) | $ 55,204 |
| Other comprehensive income (loss), net of tax: | | | |
| Foreign currency translation adjustment | (1,895) | (29) | (1,924) |
| Pension plans and other postretirement benefits | (3,327) | — | (3,327) |
| Unrecognized gain (loss) on derivatives: | | | |
| Net change from periodic revaluation | (3,288) | — | (3,288) |
| Net amount reclassified to earnings | 2,085 | — | 2,085 |
| Net change in unrecognized gain (loss) on derivatives | (1,203) | — | (1,203) |
| Other comprehensive income (loss), net of tax | (6,425) | (29) | (6,454) |
| Comprehensive income (loss) | $ 49,418 | $ (668) | $ 48,750 |

| | Year Ended September 30, 2013 | | |
|---|---|---|---|
| | **Matthews** | **Noncontrolling Interest** | **Total** |
| Net income (loss) | $ 54,888 | $ (116) | $ 54,772 |
| Other comprehensive income (loss), net of tax: | | | |
| Foreign currency translation adjustment | 3,779 | 82 | 3,861 |
| Pension plans and other postretirement benefits | 29,347 | — | 29,347 |
| Unrecognized gain (loss) on derivatives: | | | |
| Net change from periodic revaluation | 2,474 | — | 2,474 |
| Net amount reclassified to earnings | 2,543 | — | 2,543 |
| Net change in unrecognized gain (loss) on derivatives | 5,017 | — | 5,017 |
| Other comprehensive income (loss), net of tax | 38,143 | 82 | 38,225 |
| Comprehensive income (loss) | $ 93,031 | $ (34) | $ 92,997 |

The accompanying notes are an integral part of these consolidated financial statements.

# MATTHEWS INTERNATIONAL CORPORATION AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
### for the years ended September 30, 2013, 2012 and 2011

(Dollar amounts in thousands, except per share data)

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) (net of tax) | Treasury Stock | Non-controlling Interests | Total |
|---|---|---|---|---|---|---|---|
| Balance, September 30, 2010 | $36,334 | $48,294 | $621,923 | $(37,136) | $(207,470) | $31,783 | $493,728 |
| Net income | — | — | 72,372 | — | — | 1,088 | 73,460 |
| Minimum pension liability | — | — | — | (11,255) | — | — | (11,255) |
| Translation adjustment | — | — | — | (8,607) | — | 523 | (8,084) |
| Fair value of derivatives | — | — | — | (1,660) | — | — | (1,660) |
| Total comprehensive income | | | | | | | 52,461 |
| Stock-based compensation | — | 6,972 | — | — | — | — | 6,972 |
| Purchase of 1,319,375 shares treasury stock | — | — | — | — | (44,567) | — | (44,567) |
| Issuance of 290,854 shares treasury stock | — | (6,712) | — | — | 8,791 | — | 2,079 |
| Dividends, $.33 per share | — | — | (9,632) | — | — | — | (9,632) |
| Distribution to noncontrolling interests | — | — | — | — | — | (6,220) | (6,220) |
| Arrangement-noncontrolling interest | — | — | (3,005) | — | — | (23,723) | (26,728) |
| Balance, September 30, 2011 | 36,334 | 48,554 | 681,658 | (58,658) | (243,246) | 3,451 | 468,093 |
| Net income | — | — | 55,843 | — | — | (639) | 55,204 |
| Minimum pension liability | — | — | — | (3,327) | — | — | (3,327) |
| Translation adjustment | — | — | — | (1,895) | — | (29) | (1,924) |
| Fair value of derivatives | — | — | — | (1,203) | — | — | (1,203) |
| Total comprehensive income | | | | | | | 48,750 |
| Stock-based compensation | — | 5,472 | — | — | — | — | 5,472 |
| Purchase of 1,015,879 shares treasury stock | — | — | — | — | (31,017) | — | (31,017) |
| Issuance of 188,145 shares treasury stock | — | (6,133) | — | — | 5,764 | — | (369) |
| Dividends, $.37 per share | — | — | (10,325) | — | — | — | (10,325) |
| Distribution to noncontrolling interests | — | — | — | — | — | (170) | (170) |
| Balance, September 30, 2012 | 36,334 | 47,893 | 727,176 | (65,083) | (268,499) | 2,613 | 480,434 |
| Net income | — | — | 54,888 | — | — | (116) | 54,772 |
| Minimum pension liability | — | — | — | 29,347 | — | — | 29,347 |
| Translation adjustment | — | — | — | 3,779 | — | 82 | 3,861 |
| Fair value of derivatives | — | — | — | 5,017 | — | — | 5,017 |
| Total comprehensive income | | | | | | | 92,997 |
| Stock-based compensation | — | 5,562 | — | — | — | — | 5,562 |
| Purchase of 619,981 shares treasury stock | — | — | — | — | (21,622) | — | (21,622) |
| Issuance of 247,995 shares treasury stock | — | (6,140) | — | — | 7,115 | — | 975 |
| Dividends, $.41 per share | — | — | (11,282) | — | — | — | (11,282) |
| Distribution to noncontrolling interests | — | — | — | — | — | (767) | (767) |
| Arrangement-noncontrolling interest | — | — | 4,980 | — | — | 1,653 | 6,633 |
| Balance, September 30, 2013 | $36,334 | $47,315 | $775,762 | $(26,940) | $(283,006) | $ 3,465 | $552,930 |

The accompanying notes are an integral part of these consolidated financial statements.

## MATTHEWS INTERNATIONAL CORPORATION AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### for the years ended September 30, 2013, 2012 and 2011

(Dollar amounts in thousands, except per share data)

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 54,772 | $ 55,204 | $ 73,460 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 37,865 | 28,821 | 27,661 |
| Stock-based compensation expense | 5,562 | 5,472 | 6,972 |
| Increase in deferred taxes | 3,812 | 6,050 | 9,481 |
| Gain on sale of assets | (2,013) | (5,257) | (2,832) |
| Changes in working capital items | (5,808) | (16,403) | (23,093) |
| Decrease in other assets | 1,628 | 4,456 | 4,787 |
| Increase (decrease) in other liabilities | 5,594 | (3,854) | (2,007) |
| Increase in pension and postretirement benefit obligations | 11,839 | 7,634 | 1,135 |
| Other, net | (3,925) | 1,203 | 2,267 |
| Net cash provided by operating activities | 109,326 | 83,326 | 97,831 |
| Cash flows from investing activities: | | | |
| Capital expenditures | (24,924) | (33,236) | (22,440) |
| Acquisitions, net of cash acquired | (73,959) | (12,541) | (84,369) |
| Proceeds from sale of assets | 252 | 1,461 | 1,463 |
| Purchases of investment securities | — | (958) | (1,639) |
| Proceeds from dispositions of investments | — | — | 169 |
| Net cash used in investing activities | (98,631) | (45,274) | (106,816) |
| Cash flows from financing activities: | | | |
| Proceeds from long-term debt | 115,509 | 53,330 | 117,107 |
| Payments on long-term debt | (83,293) | (53,056) | (48,214) |
| Payment on contingent consideration | (11,315) | — | — |
| Purchases of treasury stock | (21,622) | (31,017) | (44,567) |
| Proceeds from the sale of treasury stock | 974 | 267 | 1,929 |
| Dividends | (11,282) | (10,325) | (9,632) |
| Distributions to noncontrolling interests | (767) | (170) | (6,220) |
| Net cash (used in) provided by financing activities | (11,796) | (40,971) | 10,403 |
| Effect of exchange rate changes on cash | 828 | (484) | (866) |
| Net change in cash and cash equivalents | (273) | (3,403) | 552 |
| Cash and cash equivalents at beginning of year | 58,259 | 61,662 | 61,110 |
| Cash and cash equivalents at end of year | $ 57,986 | $ 58,259 | $ 61,662 |
| Cash paid during the year for: | | | |
| Interest | $ 13,059 | $ 11,464 | $ 8,367 |
| Income taxes | 29,428 | 22,765 | 35,359 |
| Non-cash investing and financing activities: | | | |
| Acquisition of equipment under capital lease | $ 1,276 | $ 1,125 | $ 2,764 |

The accompanying notes are an integral part of these consolidated financial statements.

(Dollar amounts in thousands, except per share data)

## 1. NATURE OF OPERATIONS:

Matthews International Corporation ("Matthews" or the "Company"), founded in 1850 and incorporated in Pennsylvania in 1902, is a designer, manufacturer and marketer principally of memorialization products and brand solutions. Memorialization products consist primarily of bronze and granite memorials and other memorialization products, caskets and cremation equipment for the cemetery and funeral home industries. Brand solutions include graphics imaging products and services, marking and fulfillment systems and merchandising solutions. The Company's products and operations are comprised of six business segments: Cemetery Products, Funeral Home Products, Cremation, Graphics Imaging, Marking and Fulfillment Systems and Merchandising Solutions. The Cemetery Products segment is a leading manufacturer of cast bronze and granite memorials and other memorialization products, cast and etched architectural products and is a leading builder of mausoleums in the United States. The Funeral Home Products segment is a leading casket manufacturer and distributor in North America and produces a wide variety of wood, metal and cremation caskets. The Cremation segment is a leading designer and manufacturer of cremation equipment in North America and Europe. The Graphics Imaging segment manufactures and provides brand management, printing plates, gravure cylinders, pre-press services and imaging services for the primary packaging and corrugated industries. The Marking and Fulfillment Systems segment designs, manufactures and distributes a wide range of marking and coding equipment and consumables, industrial automation products and order fulfillment systems for identifying, tracking, picking and conveying consumer and industrial products. The Merchandising Solutions segment designs and manufactures merchandising displays and systems and provides creative merchandising and marketing solutions services.

The Company has manufacturing and marketing facilities in the United States, Mexico, Canada, Europe, Australia and Asia.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

### Principles of Consolidation:

The consolidated financial statements include all domestic and foreign subsidiaries in which the Company maintains an ownership interest and has operating control. All intercompany accounts and transactions have been eliminated.

### Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Foreign Currency:

The functional currency of the Company's foreign subsidiaries is the local currency. Balance sheet accounts for foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the consolidated balance sheet date. Gains or losses that result from this process are recorded in accumulated other comprehensive income (loss). The revenue and expense accounts of foreign subsidiaries are translated into U.S. dollars at the average exchange rates that prevailed during the period. Gains and losses from foreign currency transactions are recorded in other income (deductions), net.

(Dollar amounts in thousands, except per share data)

**2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

## Cash and Cash Equivalents:

For purposes of the consolidated statements of cash flows, the Company considers all investments purchased with a remaining maturity of three months or less to be cash equivalents. The carrying amount of cash and cash equivalents approximates fair value due to the short-term maturities of these instruments.

### Trade Receivables and Allowance for Doubtful Accounts:

Trade receivables are carried at their estimated collectible amounts. Trade credit is generally extended on a short-term basis; thus trade receivables do not bear interest, although a finance charge may be applied to such receivables that are more than 30 days past due. The allowance for doubtful accounts is based on an evaluation of specific customer accounts for which available facts and circumstances indicate collectibility may be uncertain. In addition, the allowance includes a reserve for all customers based on historical collection experience.

### Inventories:

Inventories are stated at the lower of cost or market with cost generally determined under the average cost method.

### Property, Plant and Equipment:

Property, plant and equipment are carried at cost. Depreciation is computed primarily on the straight-line method over the estimated useful lives of the assets, which generally range from 10 to 45 years for buildings and 3 to 12 years for machinery and equipment. Gains or losses from the disposition of assets are reflected in operating profit. The cost of maintenance and repairs is charged against income as incurred. Renewals and betterments of a nature considered to extend the useful lives of the assets are capitalized. Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets is determined by evaluating the estimated undiscounted net cash flows of the operations to which the assets relate. An impairment loss would be recognized when the carrying amount of the assets exceeds the fair value which is based on a discounted cash flow analysis.

### Goodwill and Other Intangible Assets:

Goodwill and intangible assets with indefinite lives are not amortized but are subject to annual review for impairment. Other intangible assets are amortized over their estimated useful lives, ranging from 2 to 20 years. In general, when the carrying value of a reporting unit exceeds its implied fair value, an impairment loss must be recognized. For purposes of testing for impairment, the Company uses a discounted cash flow technique. A significant decline in cash flows generated from these assets may result in a write-down of the carrying values of the related assets.

### Environmental:

Costs that mitigate or prevent future environmental issues or extend the life or improve equipment utilized in current operations are capitalized and depreciated on a straight-line basis over the estimated useful lives of the related assets. Costs that relate to current operations or an existing condition caused by past operations are expensed. Environmental liabilities are recorded when the Company's obligation is probable and reasonably estimable. Accruals for losses from environmental remediation obligations do not consider the effects of inflation, and anticipated expenditures are not discounted to their present value.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Treasury Stock:

Treasury stock is carried at cost. The cost of treasury shares sold is determined under the average cost method.

### Income Taxes:

Deferred tax assets and liabilities are provided for the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Deferred income taxes for U.S. tax purposes have not been provided on certain undistributed earnings of foreign subsidiaries, as such earnings are considered to be reinvested indefinitely. To the extent earnings are expected to be returned in the foreseeable future, the associated deferred tax liabilities are provided. The Company has not determined the deferred tax liability associated with these undistributed earnings, as such determination is not practicable.

### Revenue Recognition:

Revenues are generally recognized when title and risk of loss pass to the customer, which is typically at the time of product shipment. For pre-need sales of memorials and vases, revenue is recognized when the memorial has been manufactured to the customer's specifications (e.g., name and birth date), title has been transferred to the customer and the memorial and vase are placed in storage for future delivery. A liability has been recorded for the estimated costs of finishing pre-need bronze memorials and vases that have been manufactured and placed in storage prior to July 1, 2003 for future delivery. Beginning July 1, 2003, revenue is deferred by the Company on the portion of pre-need sales attributable to the final finishing and storage of the pre-need merchandise. Deferred revenue for final finishing is recognized at the time the pre-need merchandise is finished and shipped to the customer. Deferred revenue related to storage is recognized on a straight-line basis over the estimated average time that pre-need merchandise is held in storage. At September 30, 2013, the Company held 323,708 memorials and 228,936 vases in its storage facilities under the pre-need sales program.

Construction revenues are recognized under the percentage-of-completion method of accounting using the cost-to-cost method.

The Company offers rebates to certain customers participating in volume purchase programs. Rebates are estimated and recorded as a reduction in sales at the time the Company's products are sold.

### Share-Based Payment:

Stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the employee requisite service period. A binomial lattice model is utilized to determine the fair value of awards.

### Derivatives and Hedging:

Derivatives are held as part of a formal documented hedging program. All derivatives are straight forward and held for purposes other than trading. Matthews measures effectiveness by formally assessing, at least quarterly, the historical and probable future high correlation of changes in the fair value or future cash flows of the hedged item. If the hedging relationship ceases to be highly effective or it becomes probable that an expected transaction will no longer occur, gains and losses on the derivative will be recorded in other income (deductions) at that time.

Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income (loss), net of tax, and are reclassified to earnings in a manner consistent with the underlying hedged item. The cash flows from derivative activities are recognized in the statement of cash flows in a manner consistent with the underlying hedged item.

(Dollar amounts in thousands, except per share data)

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Research and Development Expenses:

Research and development costs are expensed as incurred and were approximately $2,582, $2,220 and $1,705 for the years ended September 30, 2013, 2012 and 2011, respectively.

### Earnings Per Share:

Basic earnings per share is computed by dividing net income by the average number of common shares outstanding. Diluted earnings per share is computed using the treasury stock method, which assumes the issuance of common stock for all dilutive securities.

### Reclassifications and Revision:

Certain reclassifications have been made in these financial statements to adjust the effect of exchange rate changes on cash in the Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2012 and 2011. Additionally, the Company revised its classification of certain deferred tax assets as of September 30, 2012. The revision resulted in an $8,120 increase to current deferred tax assets with a corresponding decrease to non-current deferred tax assets. The revision, which the Company determined is not material to its consolidated financial position, had no impact on the Consolidated Statements of Income, Statements of Comprehensive Income and Statements of Cash Flows.

## 3. FAIR VALUE MEASUREMENTS:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a three level fair value hierarchy to prioritize the inputs used in valuations, as defined below:

> Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets.
>
> Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
>
> Level 3: Unobservable inputs for the asset or liability.

As of September 30, 2013 and 2012, the fair values of the Company's assets and liabilities measured on a recurring basis were categorized as follows:

| | September 30, 2013 | | | |
|---|---|---|---|---|
| | **Level 1** | **Level 2** | **Level 3** | **Total** |
| Assets: | | | | |
| Derivatives[1] | $ — | $3,736 | — | $ 3,736 |
| Trading securities | 17,929 | — | — | 17,929 |
| Total assets at fair value | $17,929 | $3,736 | — | $21,665 |
| Liabilities: | | | | |
| Derivatives[1] | — | $4,644 | — | $ 4,644 |
| Total liabilities at fair value | — | $4,644 | — | $ 4,644 |

[1]Interest rate swaps are valued based on observable market swap rates and are classified within Level 2 of the fair value hierarchy.

(Dollar amounts in thousands, except per share data)

## 3. FAIR VALUE MEASUREMENTS (continued)

| | September 30, 2012 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Assets: | | | | |
| Derivatives[1] | $ — | — | — | $ — |
| Trading securities | 16,265 | — | — | 16,265 |
| Total assets at fair value | $16,265 | — | — | $16,265 |
| Liabilities: | | | | |
| Derivatives[1] | — | $9,133 | — | $ 9,133 |
| Total liabilities at fair value | — | $9,133 | — | $ 9,133 |

[1]Interest rate swaps are valued based on observable market swap rates and are classified within Level 2 of the fair value hierarchy.

## 4. INVENTORIES:

Inventories at September 30, 2013 and 2012 consisted of the following:

| | 2013 | 2012 |
|---|---|---|
| Raw materials | $ 40,931 | $ 41,003 |
| Work in process | 25,293 | 22,772 |
| Finished goods | 64,544 | 66,915 |
| | $130,768 | $130,690 |

## 5. INVESTMENTS:

Investment securities are recorded at estimated market value at the consolidated balance sheet date and are classified as trading securities. Short-term investments consisted principally of corporate obligations with purchased maturities of over three months but less than one year. The cost of short-term investments approximated market value at September 30, 2013 and 2012. Accrued interest on these investment securities was classified with short-term investments. Investments classified as non-current and trading securities consisted of equity and fixed income mutual funds.

At September 30, 2013 and 2012, non-current investments were as follows:

| | 2013 | 2012 |
|---|---|---|
| Trading securities: | | |
| Mutual funds | $17,929 | $16,265 |
| Equity investments | 4,359 | 2,577 |
| | $22,288 | $18,842 |

Non-current investments classified as trading securities are recorded at market value. Market value exceeded cost by $157 and $48 at September 30, 2013 and 2012, respectively. Realized gains and losses are based on the specific identification method and are recorded in investment income. Realized gains (losses) for fiscal 2013, 2012 and 2011 were not material.

Equity investments primarily included ownership interests in various entities of less than 20%, which are recorded under the cost method of accounting.

(Dollar amounts in thousands, except per share data)

## 6. PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment and the related accumulated depreciation at September 30, 2013 and 2012 were as follows:

| | 2013 | 2012 |
|---|---|---|
| Buildings | $ 77,936 | $ 64,946 |
| Machinery and equipment | 303,674 | 261,857 |
| | 381,610 | 326,803 |
| Less accumulated depreciation | (233,791) | (206,472) |
| | 147,819 | 120,331 |
| Land | 15,534 | 9,207 |
| Construction in progress | 17,378 | 14,511 |
| | $180,731 | $144,049 |

Depreciation expense was $31,303, $24,630 and $23,461 for each of the three years ended September 30, 2013, 2012 and 2011, respectively.

## 7. LONG-TERM DEBT:

Long-term debt at September 30, 2013 and 2012 consisted of the following:

| | 2013 | 2012 |
|---|---|---|
| Revolving credit facilities | $335,420 | $281,323 |
| Notes payable to banks | 21,530 | 26,626 |
| Short-term borrowings | 7,639 | 4,322 |
| Capital lease obligations | 9,093 | 7,443 |
| | 373,682 | 319,714 |
| Less current maturities | (22,614) | (21,566) |
| | $351,068 | $298,148 |

The Company has a domestic Revolving Credit Facility with a syndicate of financial institutions. In July 2013, the maximum amount of borrowings available under the facility was increased from $400,000 to $500,000 and the facility's maturity was extended to July 2018. Borrowings under the amended facility bear interest at LIBOR plus a factor ranging from .75% to 1.25% based on the Company's leverage ratio. The leverage ratio is defined as net indebtedness divided by EBITDA (earnings before interest, taxes, depreciation and amortization). The Company is required to pay an annual commitment fee ranging from .15% to .25% (based on the Company's leverage ratio) of the unused portion of the facility.

The Revolving Credit Facility requires the Company to maintain certain leverage and interest coverage ratios. A portion of the facility (not to exceed $30,000) is available for the issuance of trade and standby letters of credit. Outstanding borrowings on the Revolving Credit Facility at September 30, 2013 and 2012 were $305,000 and $281,323, respectively. The weighted-average interest rate on outstanding borrowings at September 30, 2013 and 2012 was 2.81% and 2.83%, respectively.

(Dollar amounts in thousands, except per share data)

**7. LONG-TERM DEBT (continued)**

The Company has entered into the following interest rate swaps:

| Effective Date | Amount | Fixed Interest Rate | Interest Rate Spread at September 30, 2013 | Maturity Date |
|---|---|---|---|---|
| May 2011 | $25,000 | 1.37% | 1.25% | May 2014 |
| October 2011 | 25,000 | 1.67% | 1.25% | October 2015 |
| November 2011 | 25,000 | 2.13% | 1.25% | November 2014 |
| March 2012 | 25,000 | 2.44% | 1.25% | March 2015 |
| June 2012 | 40,000 | 1.88% | 1.25% | June 2022 |
| August 2012 | 35,000 | 1.74% | 1.25% | June 2022 |
| September 2012 | 25,000 | 3.03% | 1.25% | December 2015 |
| September 2012 | 25,000 | 1.24% | 1.25% | March 2017 |
| November 2012 | 25,000 | 1.33% | 1.25% | November 2015 |

The Company enters into interest rate swaps in order to achieve a mix of fixed and variable rate debt that it deems appropriate. The interest rate swaps have been designated as cash flow hedges of the future variable interest payments under the Revolving Credit Facility which are considered probable of occurring. Based on the Company's assessment, all of the critical terms of each of the hedges matched the underlying terms of the hedged debt and related forecasted interest payments, and as such, these hedges were considered highly effective.

The fair value of the interest rate swaps reflected an unrealized loss, net of unrealized gains, of $908 ($554 after tax) and $9,133 ($5,571 after tax) at September 30, 2013 and 2012, respectively, that is included in shareholders' equity as part of accumulated other comprehensive loss ("AOCL"). Assuming market rates remain constant with the rates at September 30, 2013, a loss (net of tax) of approximately $1,580 included in AOCL is expected to be recognized in earnings as an adjustment to interest expense over the next twelve months.

At September 30, 2013 and 2012, the interest rate swap contracts were reflected in the consolidated balance sheets as follows:

**Liability Derivatives**

| Balance Sheet Location: | 2013 | 2012 |
|---|---|---|
| Current assets | | |
| Other current assets | $ 427 | $ — |
| Long-term assets | | |
| Other assets | 3,309 | — |
| Current liabilities: | | |
| Other current liabilities | 2,590 | 2,851 |
| Long-term liabilities: | | |
| Other liabilities | 2,054 | 6,282 |
| Total derivatives | $ 908 | $9,133 |

(Dollar amounts in thousands, except per share data)

**7. LONG-TERM DEBT (continued)**

The loss recognized on derivatives was as follows:

| Derivatives in Cash Flow Hedging Relationships | Location of Loss Recognized in Income on Derivatives | Amount of Loss Recognized in Income on Derivatives | |
|---|---|---|---|
| | | 2013 | 2012 |
| Interest rate swaps | Interest expense | $(4,170) | $(3,418) |

The Company recognized the following losses in accumulated other comprehensive loss ("AOCL"):

| Derivatives in Cash Flow Hedging Relationships | Amount of Gain or (Loss) Recognized in AOCL on Derivatives | | Location of Gain or (Loss) Reclassified from AOCL into Income (Effective Portion*) | Amount of Loss Reclassified from AOCL into Income (Effective Portion*) | |
|---|---|---|---|---|---|
| | 2013 | 2012 | | 2013 | 2012 |
| Interest rate swaps | $2,474 | $(3,288) | Interest expense | $(2,544) | $(2,085) |

*There is no ineffective portion or amount excluded from effectiveness testing.

In March 2013, the Company, through certain of its European subsidiaries, entered into a credit facility with a bank. The maximum amount of borrowings available under this facility is 25.0 million Euros ($33,815). Outstanding borrowings under the credit facility totaled 22.5 million Euros ($30,434) at September 30, 2013. The weighted-average interest rate on outstanding borrowings under the facility at September 30, 2013 was 1.37%.

The Company, through its German subsidiary, Saueressig GmbH & Co. KG ("Saueressig"), has several loans with various European banks. Outstanding borrowings on these loans totaled 1.7 million Euros ($2,310) and 8.2 million Euros ($10,514) at September 30, 2013 and 2012, respectively. The weighted-average interest rate on outstanding borrowings of Saueressig at September 30, 2013 and 2012 was 4.04% and 6.10%, respectively.

The Company, through its wholly-owned subsidiary, Matthews International S.p.A., has several loans with various Italian banks. Outstanding borrowings on these loans totaled 5.1 million Euros ($6,871) and 6.3 million Euros ($8,080) at September 30, 2013 and 2012, respectively. Matthews International S.p.A. also has three lines of credit totaling 11.4 million Euros ($15,379) with the same Italian banks. Outstanding borrowings on these lines were 5.6 million Euros ($7,639) and 3.4 million Euros ($4,322) at September 30, 2013 and 2012, respectively. The weighted-average interest rate on outstanding Matthews International S.p.A. borrowings at September 30, 2013 and 2012 was 3.16% and 3.08%, respectively.

As of September 30, 2013 and 2012, the fair value of the Company's long-term debt, including current maturities, which is classified as Level 2 in the fair value hierarchy, approximated the carrying value included in the Consolidated Balance Sheets.

(Dollar amounts in thousands, except per share data)

## 7. LONG-TERM DEBT (continued)

Aggregate maturities of long-term debt, including short-term borrowings and capital leases, follows:

| | |
|---|---|
| 2014 | $ 22,614 |
| 2015 | 34,785 |
| 2016 | 5,032 |
| 2017 | 1,623 |
| 2018 | 306,365 |
| Thereafter | 3,263 |
| | $373,682 |

## 8. SHAREHOLDERS' EQUITY:

The authorized common stock of the Company consists of 70,000,000 shares of Class A Common Stock, $1 par value.

The Company has a stock repurchase program. The buy-back program is designed to increase shareholder value, enlarge the Company's holdings of its common stock, and add to earnings per share. Repurchased shares may be retained in treasury, utilized for acquisitions, or reissued to employees or other purchasers, subject to the restrictions of the Company's Restated Articles of Incorporation. Under the current authorization, the Company's Board of Directors has authorized the repurchase of a total of 2,500,000 shares of Matthews' common stock under the program, of which 1,194,670 shares remain available for repurchase as of September 30, 2013.

Comprehensive income consists of net income adjusted for changes, net of any related income tax effect, in cumulative foreign currency translation, the fair value of derivatives, unrealized investment gains and losses and minimum pension liability. The deferred income tax expense/(benefit) related to minimum pension liabilities and fair value of derivatives was $22,005, $(2,896) and $(8,256) for the years ended September 30, 2013, 2012 and 2011, respectively.

Accumulated other comprehensive loss at September 30, 2013 and 2012 consisted of the following:

| | 2013 | 2012 |
|---|---|---|
| Cumulative foreign currency translation | $ 3,714 | $ (65) |
| Fair value of derivatives, net of tax of $354 and $3,562, respectively | (554) | (5,571) |
| Minimum pension liabilities, net of tax of $18,979 and $37,777, respectively | (30,100) | (59,447) |
| | $(26,940) | $(65,083) |

(Dollar amounts in thousands, except per share data)

## 9. SHARE-BASED PAYMENTS:

The Company maintains an equity incentive plan (the "2007 Equity Incentive Plan") that provides for grants of stock options, restricted shares, stock-based performance units and certain other types of stock-based awards. The Company also maintains a stock incentive plan (the "1992 Incentive Stock Plan") that previously provided for grants of stock options, restricted shares and certain other types of stock-based awards. In February 2013, the Company's shareholders approved the adoption of a new plan, the 2012 Equity Incentive Plan (the "2012 Plan"), that provides for grants of stock options, restricted shares, stock-based performance units and certain other types of stock-based awards. Under the 2012 Plan, which has a ten-year term, the maximum number of shares available for grants or awards is an aggregate of 2,500,000. There will be no further grants under the 2007 Equity Incentive Plan or the 1992 Incentive Stock Plan. At September 30, 2013, there were 2,500,000 shares reserved for future issuance under the 2012 Plan. All plans are administered by the Compensation Committee of the Board of Directors.

The option price for each stock option granted under any of the plans may not be less than the fair market value of the Company's common stock on the date of grant. Outstanding stock options are generally exercisable in one-third increments upon the attainment of pre-defined levels of appreciation in the market value of the Company's Class A Common Stock. In addition, options generally vest in one-third increments after three, four and five years, respectively, from the grant date (but, in any event, not until the attainment of the market value thresholds). The options expire on the earlier of ten years from the date of grant, upon employment termination, or within specified time limits following voluntary employment termination (with the consent of the Company), retirement or death. The Company generally settles employee stock option exercises with treasury shares. With respect to outstanding restricted share grants, for grants made prior to fiscal 2013, generally one-half of the shares vest on the third anniversary of the grant, with the remaining one-half of the shares vesting in one-third increments upon attainment of pre-defined levels of appreciation in the market value of the Company's Class A Common Stock. For grants made in fiscal 2013, generally one-half of the shares vest on the third anniversary of the grant, one-quarter of the shares vest in one-third increments upon the attainment of pre-defined levels of adjusted earnings per share, and the remaining one-quarter of the shares vest in one-third increments upon attainment of pre-defined levels of appreciation in the market value of the Company's Class A Common Stock. Additionally, restricted shares cannot vest until the first anniversary of the grant date. Unvested restricted shares generally expire on the earlier of five years from the date of grant, upon employment termination, or within specified time limits following voluntary employment termination (with the consent of the Company), retirement or death. The Company issues restricted shares from treasury shares.

For the years ended September 30, 2013, 2012 and 2011, stock-based compensation cost totaled $5,562, $5,472 and $6,972, respectively. The associated future income tax benefit recognized was $2,169, $2,134 and $2,719 for the years ended September 30, 2013, 2012 and 2011, respectively.

The amount of cash received from the exercise of stock options was $974, $264 and $1,859, for the years ended September 30, 2013, 2012 and 2011, respectively. In connection with these exercises, the tax benefits realized by the Company were $99, $22 and $278 for the years ended September 30, 2013, 2012 and 2011, respectively.

The transactions for restricted stock for the year ended September 30, 2013 were as follows:

| | Shares | Weighted-average grant-date fair value |
|---|---|---|
| Non-vested at September 30, 2012 | 551,389 | $32.56 |
| Granted | 236,500 | 25.22 |
| Vested | (99,226) | 35.95 |
| Expired or forfeited | (47,264) | 30.75 |
| Non-vested at September 30, 2013 | 641,399 | 29.46 |

(Dollar amounts in thousands, except per share data)

**9. SHARE-BASED PAYMENTS (continued)**

As of September 30, 2013, the total unrecognized compensation cost related to unvested restricted stock was $4,022 which is expected to be recognized over a weighted-average period of 1.6 years.

The transactions for shares under options for the year ended September 30, 2013 were as follows:

| | Shares | Weighted-average exercise price | Weighted-average remaining contractual term | Aggregate intrinsic value |
|---|---|---|---|---|
| Outstanding, September 30, 2012 | 840,282 | $37.15 | | |
| Granted | — | — | | |
| Exercised | (38,475) | 25.56 | | |
| Expired or forfeited | (56,983) | 37.10 | | |
| Outstanding, September 30, 2013 | 744,824 | 37.76 | 2.2 | $240 |
| Exercisable, September 30, 2013 | 413,069 | 36.94 | 1.9 | $472 |

No shares were earned during the year ended September 30, 2013 and 2012, respectively. The intrinsic value of options (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) exercised during the years ended September 30, 2013, 2012 and 2011 was $294, $57 and $743, respectively.

The transactions for non-vested option shares for the year ended September 30, 2013 were as follows:

| | Shares | Weighted-average grant-date fair value |
|---|---|---|
| Non-vested at September 30, 2012 | 355,872 | $11.35 |
| Granted | — | — |
| Vested | — | — |
| Expired or forfeited | (24,117) | 12.16 |
| Non-vested at September 30, 2013 | 331,755 | 11.29 |

The fair value of each restricted stock grant is estimated on the date of grant using a binomial lattice valuation model. The following table indicates the assumptions used in estimating fair value of restricted stock for the years ended September 30, 2013, 2012 and 2011.

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| Expected volatility | 29.5% | 30.4% | 30.0% |
| Dividend yield | 1.2% | 1.0% | 1.0% |
| Average risk-free interest rate | 0.6% | 0.9% | 1.2% |
| Average expected term (years) | 2.0 | 2.0 | 2.0 |

**9. SHARE-BASED PAYMENTS (continued)**

The risk-free interest rate is based on United States Treasury yields at the date of grant. The dividend yield is based on the most recent dividend payment and average stock price over the 12 months prior to the grant date. Expected volatilities are based on the historical volatility of the Company's stock price. The expected term for grants in the years ended September 30, 2013, 2012 and 2011 represents an estimate of the average period of time for restricted shares to vest. The option characteristics for each grant are considered separately for valuation purposes.

Under the Company's Director Fee Plan, directors (except for the Chairman of the Board) who are not also officers of the Company each receive, as an annual retainer fee, either cash or shares of the Company's Class A Common Stock equivalent to $60. The equivalent amount paid to a non-employee Chairman of the Board is $130. Where the annual retainer fee is provided in shares, each director may elect to be paid these shares on a current basis or have such shares credited to a deferred stock account as phantom stock, with such shares to be paid to the director subsequent to leaving the Board. The value of deferred shares is recorded in other liabilities. A total of 17,005 shares had been deferred under the Director Fee Plan at September 30, 2013. Additionally, directors who are not also officers of the Company each receive an annual stock-based grant (non-statutory stock options, stock appreciation rights and/or restricted shares) with a value of $100. A total of 22,300 stock options have been granted under the plan. At September 30, 2013, 11,800 options were outstanding and vested. Additionally, 103,150 shares of restricted stock have been granted under the plan, 38,227 of which were unvested at September 30, 2013. A total of 300,000 shares have been authorized to be issued under the Director Fee Plan.

## 10. EARNINGS PER SHARE:

The information used to compute earnings per share attributable to Matthews' common shareholders was as follows:

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| Net income attributable to Matthews shareholders | $54,888 | $55,843 | $72,372 |
| Less: dividends and undistributed earnings allocated to participating securities | 583 | 861 | 1,420 |
| Net income available to Matthews shareholders | $54,305 | $54,982 | $70,952 |
| Weighted-average shares outstanding (in thousands): | | | |
| Basic shares | 27,255 | 27,753 | 28,775 |
| Effect of dilutive securities | 168 | 86 | 37 |
| Diluted shares | 27,423 | 27,839 | 28,812 |

Options to purchase 271,075, 782,942 and 289,502 shares of common stock were not included in the computation of diluted earnings per share for the years ended September 30, 2013, 2012 and 2011, respectively, because the inclusion of these options would be anti-dilutive.

(Dollar amounts in thousands, except per share data)

## 11. PENSION AND OTHER POSTRETIREMENT PLANS:

The Company provides defined benefit pension and other postretirement plans to certain employees. The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans as of the Company's actuarial valuation as of September 30, 2013 and 2012:

| | Pension | | Other Postretirement | |
|---|---|---|---|---|
| | 2013 | 2012 | 2013 | 2012 |
| **Change in benefit obligation:** | | | | |
| Benefit obligation, beginning of year | $195,860 | $168,033 | $ 28,831 | $ 27,547 |
| Acquisitions | 9,437 | — | — | — |
| Service cost | 7,160 | 5,852 | 796 | 730 |
| Interest cost | 8,024 | 7,842 | 1,129 | 1,283 |
| Assumption changes | (26,288) | 19,701 | (10,270) | 2,508 |
| Actuarial (gain) loss | (891) | 688 | (854) | (2,473) |
| Benefit payments | (7,225) | (6,256) | (751) | (764) |
| Benefit obligation, end of year | 186,077 | 195,860 | 18,881 | 28,831 |
| **Change in plan assets:** | | | | |
| Fair value, beginning of year | 116,577 | 100,554 | — | — |
| Actual return | 10,838 | 16,000 | — | — |
| Benefit payments | (7,225) | (6,256) | (751) | (764) |
| Employer contributions | 3,523 | 6,279 | 751 | 764 |
| Fair value, end of year | 123,713 | 116,577 | — | — |
| **Funded status** | (62,363) | (79,283) | (18,881) | (28,831) |
| Unrecognized actuarial loss (gain) | 56,148 | 92,940 | (3,001) | 8,561 |
| Unrecognized prior service cost | (1,935) | (2,142) | (1,502) | (1,774) |
| Net amount recognized | $ (8,150) | $ 11,515 | $(23,384) | $(22,044) |
| **Amounts recognized in the consolidated balance sheet:** | | | | |
| Current liability | $ (721) | $ (720) | $ (925) | $ (1,106) |
| Noncurrent benefit liability | (61,642) | (78,563) | (17,956) | (27,725) |
| Accumulated other comprehensive loss (income) | 54,213 | 90,798 | (4,503) | 6,787 |
| Net amount recognized | $ (8,150) | $ 11,515 | $(23,384) | $(22,044) |
| **Amounts recognized in accumulated other comprehensive loss:** | | | | |
| Net actuarial loss | $ 56,148 | $ 92,940 | $ (3,001) | $ 8,561 |
| Prior service cost | (1,935) | (2,142) | (1,502) | (1,774) |
| Net amount recognized | $ 54,213 | $ 90,798 | $ (4,503) | $ 6,787 |

(Dollar amounts in thousands, except per share data)

**11. PENSION AND OTHER POSTRETIREMENT PLANS (continued)**

Based upon actuarial valuations performed as of September 30, 2013 and 2012, the accumulated benefit obligation for the Company's defined benefit pension plans was $156,661 and $172,142 at September 30, 2013 and 2012, respectively, and the projected benefit obligation for the Company's defined benefit pension plans was $186,077 and $195,860 at September 30, 2013 and 2012, respectively.

Net periodic pension and other postretirement benefit cost for the plans included the following:

| | Pension | | | Other Postretirement | | |
|---|---|---|---|---|---|---|
| | **2013** | **2012** | **2011** | **2013** | **2012** | **2011** |
| Service cost | $ 7,160 | $ 5,852 | $ 5,016 | $ 796 | $ 730 | $ 632 |
| Interest cost | 8,024 | 7,842 | 7,510 | 1,129 | 1,283 | 1,254 |
| Expected return on plan assets | (9,071) | (7,836) | (7,398) | — | — | — |
| Amortization: | | | | | | |
| Prior service cost | (206) | (45) | 26 | (272) | (451) | (476) |
| Net actuarial loss | 7,903 | 6,814 | 5,364 | 439 | 535 | 407 |
| Net benefit cost | $13,810 | $12,627 | $10,518 | $2,092 | $2,097 | $1,817 |

Benefit payments under the Company's principal retirement plan are made from plan assets, while benefit payments under the supplemental retirement plan and postretirement benefit plan are made from the Company's operating cash. Under I.R.S. regulations, the Company was not required to make any significant contributions to its principal retirement plan in fiscal 2013. The Company is not required to make any significant contributions to its principal retirement plan in fiscal 2014.

Contributions made in fiscal 2013 are as follows:

| **Contributions** | **Pension** | **Other Postretirement** |
|---|---|---|
| Principal retirement plan | $2,500 | $ — |
| Supplemental retirement plan | 725 | — |
| Other postretirement plan | — | 751 |

Amounts of AOCL expected to be recognized in net periodic benefit costs in fiscal 2014 include:

| | **Pension Benefits** | **Other Postretirement Benefits** |
|---|---|---|
| Net actuarial loss | $3,964 | $ (87) |
| Prior service cost | (206) | (195) |

(Dollar amounts in thousands, except per share data)

## 11. PENSION AND OTHER POSTRETIREMENT PLANS (continued)

The measurement date of annual actuarial valuations for the Company's principal retirement and other postretirement benefit plans was September 30 for fiscal 2013, 2012 and 2011. The weighted-average assumptions for those plans were:

| | Pension | | | Other Postretirement | | |
|---|---|---|---|---|---|---|
| | 2013 | 2012 | 2011 | 2013 | 2012 | 2011 |
| Discount rate | 5.00% | 4.00% | 4.75% | 5.00% | 4.00% | 4.75% |
| Return on plan assets | 8.00 | 8.00 | 8.00 | — | — | — |
| Compensation increase | 3.50 | 3.50 | 3.50 | — | — | — |

The underlying basis of the investment strategy of the Company's defined benefit plans is to ensure the assets are invested to achieve a positive rate of return over the long term sufficient to meet the plans' actuarial interest rate and provide for the payment of benefit obligations and expenses in perpetuity in a secure and prudent fashion, maintain a prudent risk level that balances growth with the need to preserve capital, diversify plan assets so as to minimize the risk of large losses or excessive fluctuations in market value from year to year, achieve investment results over the long term that compare favorably with other pension plans and appropriate indices. The Company's investment policy, as established by the Company's pension board, specifies the types of investments appropriate for the plans, asset allocation guidelines, criteria for the selection of investment managers, procedures to monitor overall investment performance as well as investment manager performance. It also provides guidelines enabling plan fiduciaries to fulfill their responsibilities.

The Company's primary defined benefit pension plan's weighted-average asset allocation at September 30, 2013 and 2012 and weighted-average target allocation were as follows:

| | Plan Assets at | | |
|---|---|---|---|
| Asset Category | 2013 | 2012 | Target Allocation |
| Equity securities | $ 67,954 | $ 63,186 | 55% |
| Fixed income, cash and cash equivalents | 36,817 | 35,218 | 30% |
| Other investments | 18,942 | 18,173 | 15% |
| | $123,713 | $116,577 | 100% |

Plan assets in the fixed income, cash and cash equivalents category include cash of 2% and 4% of plan assets at September 30, 2013 and 2012, respectively, which reflects cash contributions to the Company's principal pension plan immediately prior to the end of each fiscal year.

Based on an analysis of the historical and expected future performance of the plan's assets and information provided by its independent investment advisor, the Company set the long-term rate of return assumption for these assets at 8.0% in 2013 for purposes of determining pension cost and funded status under current guidance. The Company's discount rate assumption used in determining the present value of the projected benefit obligation is based upon published indices.

The Company categorizes plan assets within a three level fair value hierarchy (see Note 3 for a further discussion of the fair value hierarchy). The valuation methodologies used to measure the fair value of pension assets, including the level in the fair value hierarchy in which each type of pension plan asset is classified as follows.

Equity securities consist of direct investments in the stocks of publicly traded companies. Such investments are valued based on the closing price reported in an active market on which the individual securities are traded. As such, the direct investments are classified as Level 1.

Mutual funds are valued at the net asset values of shares held by the Plan at year end. As such, these mutual fund investments are classified as Level 1.

(Dollar amounts in thousands, except per share data)

## 11. PENSION AND OTHER POSTRETIREMENT PLANS (continued)

Fixed income securities consist of publicly traded fixed interest obligations (primarily U.S. government notes and corporate and agency bonds). Such investments are valued through consultation and evaluation with brokers in the institutional market using quoted prices and other observable market data. As such, U.S. government notes are included in Level 1, and the remainder of the fixed income securities is included in Level 2.

Cash and cash equivalents consist of direct cash holdings and short-term money market mutual funds. These values are valued based on cost, which approximates fair value, and as such, are classified as Level 1.

Other investments consist primarily of real estate, commodities, private equity holdings and hedge fund investments. These holdings are valued by investment managers based on the most recent information available. The valuation information used by investment managers may not be readily observable. As such, these investments are classified as Level 3.

The Company's defined benefit pension plans' asset categories at September 30, 2013 and 2012 were as follows:

| | September 30, 2013 | | | |
|---|---|---|---|---|
| **Asset Category** | **Level 1** | **Level 2** | **Level 3** | **Total** |
| Equity securities – stocks | $36,127 | $ — | $ — | $ 36,127 |
| Equity securities – mutual funds | 30,507 | 1,320 | — | 31,827 |
| Fixed income securities | 17,912 | 9,487 | — | 27,399 |
| Cash and cash equivalents | 9,418 | — | — | 9,418 |
| Other investments | — | — | 18,942 | 18,942 |
| Total | $93,964 | $10,807 | $18,942 | $123,713 |

| | September 30, 2012 | | | |
|---|---|---|---|---|
| **Asset Category** | **Level 1** | **Level 2** | **Level 3** | **Total** |
| Equity securities – stocks | $34,127 | $ — | $ — | $ 34,127 |
| Equity securities – mutual funds | 29,059 | — | — | 29,059 |
| Fixed income securities | 10,523 | 12,707 | — | 23,230 |
| Cash and cash equivalents | 11,988 | — | — | 11,988 |
| Other investments | — | — | 18,173 | 18,173 |
| Total | $85,697 | $12,707 | $18,173 | $116,577 |

Changes in the fair value of Level 3 assets at September 30, 2013 and 2012 are summarized as follows:

| **Asset Category** | **Fair Value, Beginning of Period** | **Acquisitions** | **Dispositions** | **Realized Gains (Losses)** | **Unrealized Gains** | **Fair Value, End of Period** |
|---|---|---|---|---|---|---|
| Other investments: | | | | | | |
| Fiscal Year Ended: | | | | | | |
| September 30, 2013 | $18,173 | $ — | — | $ 48 | $721 | $18,942 |
| September 30, 2012 | 13,375 | 3,800 | — | 766 | 232 | 18,173 |

(Dollar amounts in thousands, except per share data)

**11. PENSION AND OTHER POSTRETIREMENT PLANS (continued)**

Benefit payments expected to be paid are as follows:

| Years ending September 30: | Pension Benefits | Other Postretirement Benefits |
|---|---|---|
| 2014 | $ 7,080 | $ 926 |
| 2015 | 7,722 | 917 |
| 2016 | 8,190 | 1,004 |
| 2017 | 8,550 | 1,126 |
| 2018 | 9,063 | 1,186 |
| 2019-2023 | 53,709 | 6,275 |
| | $94,314 | $11,434 |

For measurement purposes, a rate of increase of 8.0% in the per capita cost of health care benefits was assumed for 2013; the rate was assumed to decrease gradually to 5.0% for 2030 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported. An increase in the assumed health care cost trend rates by one percentage point would have increased the accumulated postretirement benefit obligation as of September 30, 2013 by $967 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $107. A decrease in the assumed health care cost trend rates by one percentage point would have decreased the accumulated postretirement benefit obligation as of September 30, 2013 by $846 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $94.

**12. INCOME TAXES:**

The provision for income taxes consisted of the following:

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| Current: | | | |
| Federal | $15,703 | $14,060 | $15,306 |
| State | 3,423 | 2,483 | 3,004 |
| Foreign | 4,804 | 6,437 | 10,689 |
| | 23,930 | 22,980 | 28,999 |
| Deferred | 2,734 | 5,737 | 9,557 |
| Total | $26,664 | $28,717 | $38,556 |

The reconciliation of the federal statutory tax rate to the consolidated effective tax rate was as follows:

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| Federal statutory tax rate | 35.0% | 35.0% | 35.0% |
| Effect of state income taxes, net of federal deduction | 2.7 | 2.1 | 2.5 |
| Foreign taxes less than federal statutory rate | (3.1) | (0.6) | (1.3) |
| Other | (1.9) | (2.3) | (1.8) |
| Effective tax rate | 32.7% | 34.2% | 34.4% |

(Dollar amounts in thousands, except per share data)

## 12. INCOME TAXES (continued)

The Company's foreign subsidiaries had income before income taxes for the years ended September 30, 2013, 2012 and 2011 of approximately $23,662, $24,654 and $36,870, respectively. At September 30, 2013, undistributed earnings of foreign subsidiaries for which deferred U.S. income taxes have not been provided approximated $225,084. The Company has not determined the deferred tax liability associated with these undistributed earnings, as such determination is not practicable.

The components of deferred tax assets and liabilities at September 30, 2013 and 2012 are as follows:

| | 2013 | 2012 |
|---|---|---|
| Deferred tax assets: | | |
| Postretirement benefits | $ 7,365 | $ 11,244 |
| Environmental reserve | 1,903 | 2,217 |
| Pension costs | 19,415 | 30,145 |
| Deferred compensation | 66 | 281 |
| Stock options | 10,690 | 9,653 |
| Other | 24,261 | 24,370 |
| | 63,700 | 77,910 |
| Deferred tax liabilities: | | |
| Depreciation | (3,693) | (4,220) |
| Goodwill | (67,012) | (57,767) |
| Other | (1,630) | (206) |
| | (72,335) | (62,193) |
| Net deferred tax asset | $ (8,635) | $ 15,717 |

Changes in the total amount of gross unrecognized tax benefits (excluding penalties and interest) are as follows:

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| Balance, beginning of year | $4,501 | $4,721 | $5,215 |
| Increases for tax positions of prior years | — | 742 | — |
| Decreases for tax positions of prior years | (124) | (74) | (96) |
| Increases based on tax positions related to the current year | 708 | 137 | 202 |
| Decreases due to settlements with taxing authorities | (250) | (602) | (38) |
| Decreases due to lapse of statute of limitation | (319) | (423) | (562) |
| Balance, end of year | $4,516 | $4,501 | $4,721 |

The Company had unrecognized tax benefits of $4,516 and $4,501 at September 30, 2013 and 2012, respectively, all of which, if recorded, would impact the annual effective tax rate. It is reasonably possible that the amount of unrecognized tax benefits could change by approximately $72 in the next 12 months primarily due to expiration of statutes related to specific tax positions.

The Company classifies interest and penalties on tax uncertainties as a component of the provision for income taxes. For fiscal 2013, the Company included a net increase of $95 in interest and penalties as a component of the provision for income taxes. Total penalties and interest accrued were $2,401 and $2,306 at September 30, 2013 and 2012, respectively. These accruals may potentially be applicable in the event of an unfavorable outcome of uncertain tax positions.

(Dollar amounts in thousands, except per share data)

## 12. INCOME TAXES (continued)

The Company is currently under examination in several tax jurisdictions and remains subject to examination until the statute of limitation expires for those tax jurisdictions. As of September 30, 2013, the tax years that remain subject to examination by major jurisdiction generally are:

| | |
|---|---|
| United States – Federal | 2010 and forward |
| United States – State | 2009 and forward |
| Canada | 2008 and forward |
| Europe | 2005 and forward |
| United Kingdom | 2010 and forward |
| Australia | 2009 and forward |
| Asia | 2008 and forward |

## 13. COMMITMENTS AND CONTINGENT LIABILITIES:

The Company operates various production, warehouse and office facilities and equipment under operating lease agreements. Annual rentals under these and other operating leases were $17,664, $16,908 and $16,323 in fiscal 2013, 2012 and 2011, respectively. Future minimum rental commitments under non-cancelable operating lease arrangements for fiscal years 2014 through 2018 are $10,048, $6,331, $3,816, $1,780 and $504, respectively.

The Company is party to various legal proceedings, the eventual outcome of which are not predictable. Although the ultimate disposition of these proceedings is not presently determinable, management is of the opinion that they should not result in liabilities in an amount which would materially affect the Company's consolidated financial position, results of operations or cash flows.

The Company has employment agreements with certain employees, the terms of which expire at various dates between fiscal 2014 and 2018. The agreements generally provide for base salary and bonus levels and include non-compete provisions. The aggregate commitment for salaries under these agreements at September 30, 2013 was $9,752.

## 14. ENVIRONMENTAL MATTERS:

The Company's operations are subject to various federal, state and local laws and regulations relating to the protection of the environment. These laws and regulations impose limitations on the discharge of materials into the environment and require the Company to obtain and operate in compliance with conditions of permits and other government authorizations. As such, the Company has developed environmental, health and safety policies and procedures that include the proper handling, storage and disposal of hazardous materials.

The Company is party to various environmental matters. These include obligations to investigate and mitigate the effects on the environment of the disposal of certain materials at various operating and non-operating sites. The Company is currently performing environmental assessments and remediation at these sites, as appropriate.

(Dollar amounts in thousands, except per share data)

**14. ENVIRONMENTAL MATTERS (continued)**

At September 30, 2013, an accrual of $5,324 had been recorded for environmental remediation (of which $1,218 was classified in other current liabilities), representing management's best estimate of the probable and reasonably estimable costs of the Company's known remediation obligations. The accrual, which reflects previously established reserves assumed with the acquisition of York and additional reserves recorded as a purchase accounting adjustment, does not consider the effects of inflation and anticipated expenditures are not discounted to their present value. While final resolution of these contingencies could result in costs different than current accruals, management believes the ultimate outcome will not have a significant effect on the Company's consolidated results of operations or financial position.

## 15. SUPPLEMENTAL CASH FLOW INFORMATION:

Changes in working capital items as presented in the Consolidated Statements of Cash Flows consisted of the following:

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| Current assets: | | | |
| Accounts receivable | $(2,586) | $ (7,554) | $ (5,560) |
| Inventories | 2,870 | (3,463) | (13,627) |
| Other current assets | 2,107 | (4,655) | (2,265) |
| | 2,391 | (15,672) | (21,452) |
| Current liabilities: | | | |
| Trade accounts payable | (1,205) | 1,024 | 6,983 |
| Accrued compensation | 7,143 | (1,476) | (8,250) |
| Accrued income taxes | (2,278) | (2,649) | (3,167) |
| Customer prepayments | (2,530) | 1,162 | 2,028 |
| Other current liabilities | (9,329) | 1,208 | 765 |
| | (8,199) | (731) | (1,641) |
| Net change | $(5,808) | $(16,403) | $(23,093) |

## 16. SEGMENT INFORMATION:

The Company's products and operations consist of two principal businesses that are comprised of three operating segments each, as described under Nature of Operations (Note 1): Memorialization Products (Cemetery Products, Funeral Home Products, Cremation) and Brand Solutions (Graphics Imaging, Marking and Fulfillment Systems, Merchandising Solutions). Management evaluates segment performance based on operating profit (before income taxes) and does not allocate non-operating items such as investment income, interest expense, other income (deductions), net and noncontrolling interests.

The accounting policies of the segments are the same as those described in Summary of Significant Accounting Policies (Note 2). Intersegment sales are accounted for at negotiated prices. Operating profit is total revenue less operating expenses. Segment assets include those assets that are used in the Company's operations within each segment. Assets classified under "Other" principally consist of cash and cash equivalents, investments, deferred income taxes and corporate headquarters' assets. Long-lived assets include property, plant and equipment (net of accumulated depreciation), goodwill, and other intangible assets (net of accumulated amortization).

(Dollar amounts in thousands, except per share data)

## 16. SEGMENT INFORMATION (continued)

Information about the Company's segments follows:

| | MEMORIALIZATION | | | BRAND SOLUTIONS | | | | |
|---|---|---|---|---|---|---|---|---|
| | Cemetery Products | Funeral Home Products | Cremation | Graphics Imaging | Marking and Fulfillment Systems | Merchandising Solutions | Other | Consolidated |
| **Sales to external customers:** | | | | | | | | |
| 2013 | $226,586 | $242,803 | $48,522 | $294,571 | $ 93,505 | $79,370 | $ — | $ 985,357 |
| 2012 | 215,943 | 230,943 | 45,981 | 259,865 | 74,621 | 72,964 | — | 900,317 |
| 2011 | 224,773 | 243,291 | 39,278 | 268,975 | 61,938 | 60,566 | — | 898,821 |
| **Intersegment sales:** | | | | | | | | |
| 2013 | 39 | 172 | 951 | 416 | 10 | 527 | — | 2,115 |
| 2012 | 262 | 4 | 60 | 2 | 22 | 702 | — | 1,052 |
| 2011 | 251 | — | 52 | 177 | 21 | 90 | — | 591 |
| **Depreciation and amortization:** | | | | | | | | |
| 2013 | 4,034 | 6,267 | 351 | 21,968 | 1,675 | 2,324 | 1,246 | 37,865 |
| 2012 | 3,255 | 6,416 | 396 | 14,175 | 1,048 | 2,330 | 1,201 | 28,821 |
| 2011 | 2,955 | 6,371 | 244 | 13,580 | 530 | 1,949 | 2,032 | 27,661 |
| **Operating profit:** | | | | | | | | |
| 2013 | 32,571 | 37,263 | 3,097 | 9,724 | 8,862 | 4,275 | — | 95,792 |
| 2012 | 33,195 | 26,525 | 3,869 | 14,843 | 10,061 | 5,084 | — | 93,577 |
| 2011 | 52,474 | 29,039 | 3,479 | 22,427 | 7,819 | 3,278 | — | 118,516 |
| **Total assets:** | | | | | | | | |
| 2013 | 210,242 | 286,576 | 40,072 | 425,823 | 113,420 | 69,012 | 69,782 | 1,214,927 |
| 2012 | 211,205 | 299,248 | 41,099 | 356,458 | 75,217 | 66,170 | 78,645 | 1,128,042 |
| 2011 | 197,127 | 311,841 | 35,018 | 351,595 | 67,193 | 60,491 | 74,190 | 1,097,455 |
| **Capital expenditures:** | | | | | | | | |
| 2013 | 8,415 | 2,399 | 174 | 9,027 | 2,904 | 737 | 1,268 | 24,924 |
| 2012 | 3,811 | 2,540 | 396 | 18,693 | 2,513 | 1,496 | 3,787 | 33,236 |
| 2011 | 1,618 | 3,850 | 501 | 10,820 | 295 | 3,165 | 2,191 | 22,440 |

Information about the Company's operations by geographic area follows:

| | United States | Mexico | Canada | Europe | Australia | Asia | Consolidated |
|---|---|---|---|---|---|---|---|
| **Sales to external customers:** | | | | | | | |
| 2013 | $617,371 | $ — | $12,014 | $328,266 | $13,534 | $14,172 | $985,357 |
| 2012 | 569,435 | — | 11,967 | 290,283 | 13,778 | 14,854 | 900,317 |
| 2011 | 559,362 | — | 13,086 | 298,773 | 13,437 | 14,163 | 898,821 |
| **Long-lived assets:** | | | | | | | |
| 2013 | 421,697 | 3,731 | 483 | 324,731 | 6,338 | 13,404 | 770,384 |
| 2012 | 395,565 | 4,743 | 507 | 260,809 | 7,041 | 10,580 | 679,245 |
| 2011 | 380,059 | 5,726 | 476 | 259,860 | 6,752 | 9,459 | 662,332 |

(Dollar amounts in thousands, except per share data)

## 17. ACQUISITIONS:

### Fiscal 2013:

Acquisition spending, net of cash acquired, during the year ended September 30, 2013 totaled $73,959. The acquisitions were not individually material to the Company's consolidated financial position or results of operations, and primarily included the following:

In April 2013, the Company completed the purchase of the remaining 20% interest in Tact Group Limited ("Tact"). The Company had acquired an 80% interest in Tact in July 2009.

In March 2013, the Company completed the purchase of the remaining 38.5% interest in Kroma Pre-Press Preparation Systems Industry & Trade, Inc. ("Kroma"), completing the option arrangement in connection with the July 2011 acquisition of a 61.5% interest in Kroma.

In March 2013, the Company completed the purchase of the remaining 20% interest in Furnace Construction Cremators Limited ("FCC"). The Company had acquired an 80% interest in FCC in March 2010.

In December 2012, the Company acquired Pyramid Controls, Inc. and its affiliate, Pyramid Control Systems (collectively, "Pyramid"). Pyramid is a provider of warehouse control systems and conveyor control solutions for distribution centers. The acquisition is designed to expand Matthews' fulfillment products and services in the warehouse management market. The initial purchase price for the transaction was $26,178, plus potential additional consideration up to $3,700 based on future operating results.

In November 2012, the Company acquired Wetzel Holding AG, Wetzel GmbH and certain related affiliates (collectively, "Wetzel"). Wetzel is a leading European provider of pre-press services and gravure printing forms, with manufacturing operations in Germany and Poland. Wetzel's products and services are sold primary within Europe, and the acquisition is designed to expand Matthews' products and services in the global graphics imaging market. The purchase price for Wetzel was 42.6 million Euros ($54,748) on a cash-free, debt-free basis.

The Company has completed the allocation of purchase price for all acquisitions.

### Fiscal 2012:

Acquisition spending, net of cash acquired, during the year ended September 30, 2012 totaled $12,541. The acquisitions were not individually material to the Company's consolidated financial position or results of operations, and primarily included the following:

In May 2012, the Company acquired Everlasting Granite Memorial Co., Inc. ("Everlasting Granite"), a supplier of granite memorials, columbariums and private mausoleum estates. The transaction was structured as an asset purchase and was designed to expand the Company's presence and product breadth in the granite memorial business.

### Fiscal 2011:

Acquisition spending, net of cash acquired, during the year ended September 30, 2011 totaled $84,369. The acquisitions were not individually material to the Company's consolidated financial position or results of operations, and primarily included the following:

In August 2011, the Company acquired Lightning Pick Technologies, Inc. ("LPT"), a manufacturer that develops, installs and supports paperless order fulfillment solutions. The transaction is intended to expand the Company's presence and product breadth in the fulfillment systems industry.

(Dollar amounts in thousands, except per share data)

**17. ACQUISITIONS (continued)**

In July 2011, the Company purchased a 61.5% interest in Kroma, a leading provider of pre-press services and roto-gravure printing cylinders in Turkey. The acquisition is designed to further extend Matthews' presence as the leading provider of reprographic pre-press products and services to the European packaging and tobacco markets. The Company also had an arrangement to acquire an additional 8.5% interest and an option agreement related to the remaining 30% interest in Kroma. At September 30, 2012, the Company recorded an estimate of $10,481 in "Arrangement with noncontrolling interest" on the Consolidated Balance Sheet related to the option agreement.

In April 2011, the Company completed the purchase of the remaining 22% interest in Saueressig for 19.3 million Euros ($27,390), completing the option agreement in connection with the May 2008 acquisition of a 78% interest in Saueressig.

In March 2011, the Company acquired Innovative Picking Technologies, Inc. ("IPTI"), a manufacturer of paperless order fulfillment systems. The transaction is intended to expand the Company's presence into the fulfillment systems industry.

In October 2010, the Company acquired Freeman Metal Products, Inc. and its affiliated companies (collectively, "Freeman"), a manufacturer and distributor of caskets. The purchase price for the acquisition was $22,800, plus additional consideration up to $6,000 contingent on operating performance over the next three years. The transaction is intended to provide synergies in the manufacturing and distribution of caskets and expand the Company's market presence in the Southeast and South Central regions of the United States.

In October 2010, the Company acquired the remaining 25% interest in Rudolf Reproflex GmbH & Co. KG ("Reproflex"). The Company acquired a 75% interest in Reproflex in 2001.

## 18. GOODWILL AND OTHER INTANGIBLE ASSETS:

Goodwill is not amortized but is subject to annual review for impairment. In general, when the carrying value of a reporting unit exceeds its implied fair value, an impairment loss must be recognized. For purposes of testing for impairment the Company uses a combination of valuation techniques, including discounted cash flows. Intangible assets are amortized over their estimated useful lives unless such lives are considered to be indefinite. A significant decline in cash flows generated from these assets may result in a write-down of the carrying values of the related assets.

The Company performed its annual impairment reviews in the second quarters of fiscal 2013 and fiscal 2012 and determined that no additional adjustments to the carrying values of goodwill were necessary. Changes to goodwill, net of accumulated amortization, during the years ended September 30, 2013 and 2012, follow.

(Dollar amounts in thousands, except per share data)

## 18. GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

| | Cemetery Products | Funeral Home Products | Cremation | Graphics Imaging | Marking and Fulfillment Products | Merchandising Solutions | Consolidated |
|---|---|---|---|---|---|---|---|
| Goodwill | $88,142 | $162,819 | $16,735 | $167,828 | $29,593 | $9,138 | $474,255 |
| Accumulated impairment losses | (412) | — | (5,000) | (3,840) | — | — | (9,252) |
| Balance at September 30, 2011 | 87,730 | 162,819 | 11,735 | 163,988 | 29,593 | 9,138 | 465,003 |
| Additions during period | 10,424 | 57 | 770 | 2,896 | 1,151 | — | 15,298 |
| Translation and other adjustments | (783) | — | 53 | (3,462) | 72 | — | (4,120) |
| Goodwill | 97,783 | 162,876 | 17,558 | 167,262 | 30,816 | 9,138 | 485,433 |
| Accumulated impairment losses | (412) | — | (5,000) | (3,840) | — | — | (9,252) |
| Balance at September 30, 2012 | 97,371 | 162,876 | 12,558 | 163,422 | 30,816 | 9,138 | 476,181 |
| Additions during period | 914 | 199 | 269 | 21,361 | 19,677 | — | 42,420 |
| Translation and other adjustments | 1,010 | 133 | (4) | 4,658 | 153 | — | 5,950 |
| Goodwill | 99,707 | 163,208 | 17,823 | 193,281 | 50,646 | 9,138 | 533,803 |
| Accumulated impairment losses | (412) | — | (5,000) | (3,840) | — | — | (9,252) |
| Balance at September 30, 2013 | $99,295 | $163,208 | $12,823 | $189,441 | $50,646 | $9,138 | $524,551 |

In fiscal 2013, the addition to Graphics Imaging goodwill primarily reflects the acquisition of Wetzel and the remaining 20% interest in Tact; the addition to Marking and Fulfillment Systems goodwill reflects the acquisition of Pyramid; the addition to Cemetery Products goodwill reflects the acquisition of a small bronze manufacturer in Europe; the addition to Cremation goodwill reflects the acquisition of the remaining 20% interest in FCC; and the addition to Funeral Home Products primarily represents the effect of an adjustment to the purchase price for a small casket distributor.

In fiscal 2012, the addition to Cemetery Products reflects the acquisition of Everlasting Granite in May 2012. The additions to Funeral Home Products and Marking and Fulfillment Systems goodwill primarily represents the effect of adjustments to purchase price; the addition to Cremation goodwill reflects the acquisition of a small cremation equipment manufacturer in Europe; and the addition to Graphics Imaging goodwill related primarily to additional consideration paid in accordance with the purchase agreement with Tact Group Limited and effect of adjustments to purchase price for Kroma.

(Dollar amounts in thousands, except per share data)

**18. GOODWILL AND OTHER INTANGIBLE ASSETS (continued)**

The following tables summarize the carrying amounts and related accumulated amortization for intangible assets as of September 30, 2013 and 2012, respectively.

| | Carrying Amount | Accumulated Amortization | Impairment Loss | Net |
|---|---|---|---|---|
| **September 30, 2013:** | | | | |
| Trade names | $24,496 | $ —* | $(1,618) | $22,878 |
| Trade names | 3,034 | (2,142) | — | 892 |
| Customer relationships | 59,061 | (19,099) | — | 39,962 |
| Copyrights/patents/other | 10,116 | (8,746) | — | 1,370 |
| | $96,707 | $(29,987) | $(1,618) | $65,102 |
| **September 30, 2012:** | | | | |
| Trade names | $24,488 | $ —* | — | $24,488 |
| Trade names | 2,182 | (1,571) | — | 611 |
| Customer relationships | 47,654 | (15,689) | — | 31,965 |
| Copyrights/patents/other | 9,920 | (7,969) | — | 1,951 |
| | $84,244 | $(25,229) | — | $59,015 |

*Not subject to amortization

The net change in intangible assets during fiscal 2013 included an increase for the acquisitions of Wetzel and Pyramid of $12,027, offset by the impact of an impairment loss in the Graphic Imaging segment (recorded in the second fiscal quarter), foreign currency fluctuations during the period and additional amortization. The net change in intangible assets during fiscal 2012 included the impact of changes in foreign currency exchange rates and additional amortization.

Amortization expense on intangible assets was $4,156, $3,886, and $4,200 in fiscal 2013, 2012 and 2011, respectively. Fiscal year amortization expense is estimated to be $3,792 in 2014, $3,662 in 2015, $3,374 in 2016, $3,181 in 2017 and $3,149 in 2018.

**19. ACCOUNTING PRONOUNCEMENTS:**

On February 5, 2013, the Financial Accounting Standards Board issued Accounting Standards Update No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income ("ASU 2013-02"). ASU 2013-02 requires companies to present information about reclassification adjustments from accumulated other comprehensive income, including the amount of the reclassification and the income statement line items affected by the reclassification. The information must be presented in the financial statements in a single note or on the face of the financial statements. ASU 2013-02 is effective for annual periods beginning after December 15, 2012, and interim periods within those annual periods. This standard will be adopted by the Company for the quarter ended December 31, 2013.

## SUPPLEMENTARY FINANCIAL INFORMATION

**Selected Quarterly Financial Data (Unaudited):**

The following table sets forth certain items included in the Company's unaudited consolidated financial statements for each quarter of fiscal 2013 and fiscal 2012.

| | Quarter Ended | | | | Year Ended |
|---|---|---|---|---|---|
| | December 31 | March 31 | June 30 | September 30 | September 30 |
| | (Dollar amounts in thousands, except per share data) | | | | |
| FISCAL YEAR 2013: | | | | | |
| Sales | $225,609 | $256,390 | $250,652 | $252,706 | $985,357 |
| Gross profit | 79,974 | 94,866 | 91,391 | 90,287 | 356,518 |
| Operating profit | 16,499 | 25,070 | 30,760 | 23,463 | 95,792 |
| Net income attributable to Matthews shareholders | 8,255 | 14,192 | 17,991 | 14,450 | 54,888 |
| Earnings per share: | | | | | |
| Basic | $.30 | $.51 | $.65 | $.53 | $1.99 |
| Diluted | .30 | .51 | .65 | .52 | 1.98 |
| FISCAL YEAR 2012: | | | | | |
| Sales | $217,213 | $225,545 | $227,478 | $230,081 | $900,317 |
| Gross profit | 77,995 | 84,707 | 87,709 | 86,159 | 336,570 |
| Operating profit | 18,925 | 25,287 | 27,513 | 21,852 | 93,577 |
| Net income attributable to Matthews shareholders | 11,285 | 15,258 | 16,325 | 12,975 | 55,843 |
| Earnings per share | | | | | |
| Basic | $.40 | $.54 | $.58 | $.47 | $1.98 |
| Diluted | .40 | .54 | .58 | .47 | 1.98 |

## FINANCIAL STATEMENT SCHEDULE

### SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

| Description | Balance at beginning of period | Additions: Charged to expense | Additions: Charged to other accounts[1] | Deductions[2] | Balance at end of period |
|---|---|---|---|---|---|
| | (Dollar amounts in thousands) | | | | |
| **Allowance for Doubtful Accounts:** | | | | | |
| Fiscal Year Ended: | | | | | |
| September 30, 2013 | $11,177 | $ 595 | $306 | $(2,069) | $10,009 |
| September 30, 2012 | 10,736 | 1,558 | — | (1,117) | 11,177 |
| September 30, 2011 | 11,261 | 533 | 580 | (1,638) | 10,736 |

[1]Amount comprised principally of acquisitions and purchase accounting adjustments in connection with acquisitions.

[2]Amounts determined not to be collectible (including direct write-offs), net of recoveries.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There have been no changes in accountants or disagreements on accounting or financial disclosure between the Company and PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, for the fiscal years ended September 30, 2013, 2012 and 2011.

## ITEM 9A. CONTROLS AND PROCEDURES.

### (a) Evaluation of Disclosure Controls and Procedures.

The Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are designed to provide reasonable assurance that information required to be disclosed in the Company's reports filed under that Act (the "Exchange Act"), such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the rules of the Securities and Exchange Commission ("SEC"). These disclosure controls and procedures also are designed to provide reasonable assurance that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

The Company acquired Wetzel AG, Wetzel GmbH and certain related affiliates (collectively, "Wetzel") and Pyramid Controls, Inc. and its affiliate, Pyramid Control Systems, (collectively, "Pyramid") in the first quarter of fiscal 2013, and we have excluded Wetzel and Pyramid from our assessment of the effectiveness of our internal control over financial reporting. As such, the scope of our assessment of the effectiveness of our controls and procedures does not include Wetzel and Pyramid. This exclusion is in accordance with the SEC's general guidance that an assessment of a recently acquired business may be omitted from our scope in the year of acquisition.

Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures in effect as of September 30, 2013. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2013, the Company's disclosure controls and procedures were effective to provide reasonable assurance that material information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, and that such information is recorded, processed, summarized and properly reported within the appropriate time period, relating to the Company and its consolidated subsidiaries, required to be included in the Exchange Act reports, including this Annual Report on Form 10-K.

### (b) Management's Report on Internal Control over Financial Reporting.

Management's Report on Internal Control over Financial Reporting is included in Management's Report to Shareholders in Item 8 of this Annual Report on Form 10-K.

### (c) Attestation Report of the Registered Public Accounting Firm.

The Company's internal control over financial reporting as of September 30, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Item 8 of this Annual Report on Form 10-K.

### (d) Changes in Internal Control over Financial Reporting.

There have been no changes in the Company's internal controls over financial reporting that occurred during the fourth fiscal quarter ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

## PART III

## ITEM 10. DIRECTORS, OFFICERS and EXECUTIVE MANAGEMENT OF THE REGISTRANT.

In addition to the information reported in Part I of this Form 10-K, under the caption "Officers and Executive Management of the Registrant", the information required by this item as to the directors of the Company is hereby incorporated by reference from the information appearing under the captions "General Information Regarding Corporate Governance – Audit Committee", "Proposal No. 1 – Elections of Directors" and "Compliance with Section 16(a) of the Exchange Act" in the Company's definitive proxy statement, which involves the election of the directors and is to be filed with the Securities and Exchange Commission pursuant to the Exchange Act of 1934, as amended, within 120 days of the end of the Company's fiscal year ended September 30, 2013.

The Company's Code of Ethics Applicable to Executive Management is set forth in Exhibit 14.1 hereto. Any amendment to the Company's Code of Ethics or waiver of the Company's Code of Ethics for senior financial officers, executive officers or Directors will be posted on the Company's website within four business days following the date of the amendment or waiver, and such information will remain available on the website for at least a twelve-month period.

## ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item as to the compensation of directors and executive management of the Company is hereby incorporated by reference from the information appearing under the captions "Compensation of Directors" and "Executive Compensation and Retirement Benefits" in the Company's definitive proxy statement which involves the election of directors and is to be filed with the Commission pursuant to the Exchange Act, within 120 days of the end of the Company's fiscal year ended September 30, 2013. The information contained in the "Compensation Committee Report" is specifically not incorporated herein by reference.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information required by this item as to the ownership by management and others of securities of the Company is hereby incorporated by reference from the information appearing under the caption "Stock Ownership" in the Company's definitive proxy statement which involves the election of directors and is to be filed with the Commission pursuant to the Exchange Act, within 120 days of the end of the Company's fiscal year ended September 30, 2013.

## Equity Compensation Plans:

The Company maintains an equity incentive plan (the "2007 Equity Incentive Plan") that provides for grants of stock options, restricted shares, stock-based performance units and certain other types of stock-based awards. The Company also maintains a stock incentive plan (the "1992 Incentive Stock Plan") that previously provided for grants of stock options, restricted shares and certain other types of stock-based awards. In February 2013, the Company's shareholders approved the adoption of a new plan, the 2012 Equity Incentive Plan (the "2012 Plan"), that provides for grants of stock options, restricted shares, stock-based performance units and certain other types of stock-based awards. Under the 2012 Plan, which has a ten-year term, the maximum number of shares available for grants or awards is an aggregate of 2,500,000. There will be no further grants under the 2007 Equity Incentive Plan or the 1992 Incentive Stock Plan. At September 30, 2013, there were 2,500,000 shares reserved for future issuance under the 2012 Plan. All plans are administered by the Compensation Committee of the Board of Directors.

The option price for each stock option granted under any of the plans may not be less than the fair market value of the Company's common stock on the date of grant. Outstanding stock options are generally exercisable in one-third increments upon the attainment of pre-defined levels of appreciation in the market value of the Company's Class A Common Stock. In addition, options generally vest in one-third increments after three, four and five years, respectively, from the grant date (but, in any event, not until the attainment of the market value thresholds). The options expire on the earlier of ten years from the date of grant, upon employment termination, or within specified time limits following voluntary employment termination (with the consent of the Company), retirement or death. The Company generally settles employee stock option exercises with treasury shares. With respect to outstanding restricted share grants, for grants made prior to fiscal 2013, generally one-half of the shares vest on the third anniversary of the grant, with the remaining one-half of the shares vesting in one-third increments upon attainment of pre-defined levels of appreciation in the market value of the Company's Class A Common Stock. For grants made in fiscal 2013, generally one-half of the shares vest on the third anniversary of the grant, one-quarter of the shares vest in one-third increments upon the attainment of pre-defined levels of adjusted earnings per share, and the remaining one-quarter of the shares vest in one-third increments upon attainment of pre-defined levels of appreciation in the market value of the Company's Class A Common Stock. Additionally, restricted shares cannot vest until the first anniversary of the grant date. Unvested restricted shares generally expire on the earlier of five years from the date of grant, upon employment termination, or within specified time limits following voluntary employment termination (with the consent of the Company), retirement or death. The Company issues restricted shares from treasury shares.

Under the Company's Director Fee Plan, directors (except for the Chairman of the Board) who are not also officers of the Company each receive, as an annual retainer fee, either cash or shares of the Company's Class A Common Stock equivalent to $60,000. The equivalent amount paid to a non-employee Chairman of the Board is $130,000. Where the annual retainer fee is provided in shares, each director may elect to be paid these shares on a current basis or have such shares credited to a deferred stock account as phantom stock, with such shares to be paid to the director subsequent to leaving the Board. The value of deferred shares is recorded in other liabilities. A total of 17,005 shares had been deferred under the Director Fee Plan at September 30, 2013. Additionally, directors who are not also officers of the Company each receive an annual stock-based grant (non-statutory stock options, stock appreciation rights and/or restricted shares) with a value of $100,000. A total of 22,300 stock options have been granted under the plan. At September 30, 2013, 11,800 options were outstanding and vested. Additionally, 103,150 shares of restricted stock have been granted under the plan, 38,227 of which were unvested at September 30, 2013. A total of 300,000 shares have been authorized to be issued under the Director Fee Plan.

The following table provides information about grants under the Company's equity compensation plans as of September 30, 2013:

**Equity Compensation Plan Information**

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity compensation plans approved by security holders: | | | |
| 1992 Stock Incentive Plan | 744,824 | $37.76 | —[1] |
| 2007 Equity Incentive Plan | — | — | —[2] |
| 2012 Equity Incentive Plan | — | — | 2,500,000[3] |
| Employee Stock Purchase Plan | — | — | 1,609,270[4] |
| Director Fee Plan | 28,805 | 35.39 | 77,913[5] |
| Equity compensation plans not approved by security holders | None | None | None |
| Total | 773,629 | $37.72 | 4,187,183 |

[1] As a result of the approval of the 2007 Equity Incentive Plan, no further grants or awards will be made under the 1992 Incentive Stock Plan.

[2] As a result of the approval of the 2012 Equity Incentive Plan, no further grants or awards will be made under the 2007 Incentive Stock Plan.

[3] The 2012 Equity Incentive Plan was approved in February 2013. The Plan provides for the grant or award of stock options, restricted shares, stock-based performance units and certain other types of stock based awards, with a maximum of 2,500,000 shares available for grants or awards.

[4] Shares under the Employee Stock Purchase Plan (the "Plan") are purchased in the open market by employees at the fair market value of the Company's stock. The Company provides a matching contribution of 10% of such purchases subject to certain limitations under the Plan. As the Plan is an open market purchase plan, it does not have a dilutive effect.

[5] Shares of restricted stock may be issued under the Director Fee Plan. The maximum number of shares authorized to be issued under the Director Fee Plan is 300,000 shares.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this item as to certain relationships and transactions with management and other related parties of the Company is hereby incorporated by reference from the information appearing under the captions "Proposal No. 1 – Election of Directors" and "Certain Transactions" in the Company's definitive proxy statement, which involves the election of directors and is to be filed with the Commission pursuant to the Exchange Act, within 120 days of the end of the Company's fiscal year ended September 30, 2013.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this item as to the fees billed and the services provided by the principal accounting firm of the Company is hereby incorporated by reference from the information appearing under the caption "Relationship with Independent Registered Public Accounting Firm" in the Company's definitive proxy statement, which involves the election of directors and is to be filed with the Commission pursuant to the Exchange Act within 120 days of the end of the Company's fiscal year ended September 30, 2013.

## PART IV

## ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

**(a) 1. Financial Statements:**

The following items are included in Part II, Item 8:



**2. Financial Statement Schedules:**

Schedule II - Valuation and Qualifying Accounts is included on page 68 in Part II, Item 8 of this Annual Report on Form 10-K.

**3. Exhibits Filed:**

The index to exhibits is on pages 75-76.

**(b) Reports on Form 8-K:**

On July 19, 2013, Matthews filed a current report on Form 8-K under Item 2 in connection with a press release announcing its earnings for the third fiscal quarter of 2013.

On July 22, 2013, Matthews filed a current report on Form 8-K under item 1 in connection with the first amended and restated loan agreement dated July 18, 2013.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 27, 2013.

MATTHEWS INTERNATIONAL CORPORATION

(Registrant)

By **/s/ Joseph C. Bartolacci**

Joseph C. Bartolacci
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on November 27, 2013:

**/s/ Joseph C. Bartolacci**

Joseph C. Bartolacci
President and Chief Executive Officer
(Principal Executive Officer)

**/s/ Steven F. Nicola**

Steven F. Nicola
Chief Financial Officer, Secretary
and Treasurer (Principal Financial
and Accounting Officer)

**/s/ John D. Turner**

John D. Turner, Chairman of the Board

**/s/ Morgan K. O'Brien**

Morgan K. O'Brien, Director

**/s/ Gregory S. Babe**

Gregory S. Babe, Director

**/s/ John P. O'Leary, Jr.**

John P. O'Leary, Jr., Director

**/s/ Katherine E. Dietze**

Katherine E. Dietze, Director

**/s/ Jerry R. Whitaker**

Jerry R. Whitaker, Director

**/s/ Alvaro Garcia-Tunon**

Alvaro Garcia-Tunon, Director

## MATTHEWS INTERNATIONAL CORPORATION AND SUBSIDIARIES

## EXHIBITS

## INDEX

The following Exhibits to this report are filed herewith or, if marked with an asterisk (*), are incorporated by reference. Exhibits marked with an "a" represent a management contract or compensatory plan, contract or arrangement required to be filed by Item 601(b)(10)(iii) of Regulation S-K.

| Exhibit No. | Description | Prior Filing or Sequential Page Numbers Herein |
|---|---|---|
| 3.1 | Restated Articles of Incorporation* | Exhibit Number 3.1 to Form 10-K for the year ended September 30, 1994 |
| 3.2 | Restated By-laws* | Exhibit Number 99.1 to Form 8-K dated October 18, 2007 |
| 4.1 a | Form of Revised Option Agreement of Repurchase (effective October 1, 1993)* | Exhibit Number 4.5 to Form 10-K for the year ended September 30, 1993 |
| 4.2 | Form of Share Certificate for Class A Common Stock* | Exhibit Number 4.9 to Form 10-K for the year ended September 30, 1994 |
| 10.1 | First Amended and Restated Loan Agreement* | Exhibit Number 10.1 to Form 8-K dated July 18, 2013 |
| 10.2 a | Supplemental Retirement Plan (as amended through April 23, 2009)* | Exhibit Number 10.5a to Form 10-K for the year ended September 30, 2010 |
| 10.3 a | Officers Retirement Restoration Plan (effective April 23, 2009)* | Exhibit Number 10.6 to Form 10-K for the year ended September 30, 2009 |
| 10.4 a | 1992 Stock Incentive Plan (as amended through April 25, 2006)* | Exhibit Number 10.1 to Form 10-Q for the quarter ended March 31, 2006 |
| 10.5 a | Form of Stock Option Agreement* | Exhibit Number 10.7 to Form 10-K for the year ended September 30, 2008 |
| 10.6 a | Form of Restricted Stock Agreement* | Exhibit Number 10.8 to Form 10-K for the year ended September 30, 2008 |
| 10.7 a | 1994 Director Fee Plan (as amended through April 22, 2010) | Filed Herewith |
| 10.8 a | 1994 Employee Stock Purchase Plan* | Exhibit Number 10.2 to Form 10-Q for the quarter ended March 31, 1995 |

| Exhibit No. | Description | Prior Filing or Sequential Page Numbers Herein |
|---|---|---|
| 10.9 a | 2007 Equity Incentive Plan (as amended through September 26, 2008)* | Exhibit Number 10.11 to Form 10-K for the year ended September 30, 2008 |
| 10.10 a | 2010 Incentive Compensation Plan* | Exhibit A to 2011 Proxy Statement |
| 10.11 a | 2012 Equity Incentive Plan* | Exhibit A to 2013 Proxy Statement |
| 14.1 | Form of Code of Ethics Applicable to Executive Management * | Exhibit Number 14.1 to Form 10-K for the year ended September 30, 2004 |
| 21 | Subsidiaries of the Registrant | Filed Herewith |
| 23 | Consent of Independent Registered Public Accounting Firm | Filed Herewith |
| 31.1 | Certification of Principal Executive Officer for Joseph C. Bartolacci | Filed Herewith |
| 31.2 | Certification of Principal Financial Officer for Steven F. Nicola | Filed Herewith |
| 32.1 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of Joseph C. Bartolacci | Filed Herewith |
| 32.2 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of Steven F. Nicola | Filed Herewith |

Copies of any Exhibits will be furnished to shareholders upon written request. Requests should be directed to Mr. Steven F. Nicola, Chief Financial Officer, Secretary and Treasurer of the Registrant.

## DIRECTORS



**John D. Turner**
Chairman of the Board
Retired Chairman and
Chief Executive Officer,
Copperweld Corporation



**Joseph C. Bartolacci**
President and
Chief Executive Officer



**Gregory S. Babe**
President and
Chief Executive Officer,
Liquid X Printed Metals, Inc.



**Katherine E. Dietze**
Retired Global Chief
Operating Officer,
Investment Banking Division,
Credit Suisse First Boston



**Alvaro Garcia-Tunon**
Retired Executive
Vice President and
Chief Financial Officer,
Wabtec Corporation



**Morgan K. O'Brien**
President and
Chief Executive Officer,
Peoples Natural Gas
Company LLC



**John P. O'Leary, Jr.**
Retired Senior
Vice President,
SCA North America



**Jerry R. Whitaker**
Retired President,
Electrical Sector -
Americas,
Eaton Corporation

## OFFICERS & EXECUTIVE MANAGEMENT

**Joseph C. Bartolacci**
President and Chief Executive Officer

**David F. Beck**
Vice President and Controller

**Joseph M. Bozada**
Executive Vice President, Strategic Initiatives

**Jennifer A. Ciccone**
Vice President, Human Resources

**Brian J. Dunn**
Group President, Brand Solutions

**Steven D. Gackenbach**
Group President, Memorialization

**Steven F. Nicola**
Chief Financial Officer, Secretary and Treasurer

**Paul F. Rahill**
President, Cremation Division

**Brian D. Walters**
Vice President and General Counsel



**Matthews**
INTERNATIONAL

*A Tradition of Quality Since 1850*


**Corporate Office**
Two NorthShore Center
Pittsburgh, PA 15212-5851

Phone: (412) 442-8200
Fax: (412) 442-8290
Internet: www.matw.com